Exhibit 99.1

EXECUTION VERSION

SUPPORT AGREEMENT

between

INVECTURE GROUP, S. A. de C. V.

– and –

KIMBER RESOURCES INC.

September 25, 2013

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Construction and Interpretation	8
1.3	Currency	9
1.4	Schedules	9
ARTICLE 2 THE OFFER		9
2.1	The Offer	9
2.2	Kimber Support for the Offer	13
2.3	Outstanding Stock Options	14
2.4	Change of Control Payments	15
2.5	Directors of Kimber	15
2.6	Subsequent Acquisition Transaction	16
2.7	Transaction Structuring and Alternative Transaction	16
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF INVECTURE AND THE OFFEROR		16
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF KIMBER		16
ARTICLE 5 CONDUCT OF BUSINESS		17
5.1	Conduct of Business by Kimber	17
ARTICLE 6 COVENANTS OF KIMBER		21
6.1	Non-Solicitation	21
6.2	Right to Match	22
6.3	Information Rights	25
6.4	Shareholder Claims	25
6.5	Cooperation	25
6.6	Consents	25
ARTICLE 7 MUTUAL COVENANTS		26
7.1	Notice Provisions	26
7.2	Additional Agreements and Filings	26
7.3	Pre-Acquisition Reorganization	27
ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		27
8.1	Termination	27
8.2	Termination Payment	30
8.3	Effect of Termination Payment	31
ARTICLE 9 PRIVATE PLACEMENT		31
9.1	Private Placement	31
9.2	Representations, Warranties, Covenants and Acknowledgements of Invecture	31
9.3	Representations and Warranties of Kimber	33

9.4	Survival of Representations	34
9.5	Covenants of Kimber	34
9.6	Conditions Precedent to Obligations of Invecture and Offeror	34
9.7	Right of Termination	36
9.8	Payment of Subscription Proceeds	36
9.9	Use of Proceeds	36
ARTICLE 10 ACQUISITION OF LOAN		36
10.1	Consent	36
ARTICLE 11 GENERAL PROVISIONS		36
11.1	Amendment	36
11.2	Waiver	36
11.3	Directors’ and Officers’ Insurance	37
11.4	Public Statements	37
11.5	Notices	37
11.6	Severability	39
11.7	Contra Proferentum	39
11.8	No Third Party Beneficiaries	39
11.9	Entire Agreement	39
11.10	Equitable Remedies	39
11.11	Director and Officer Liability	40
11.12	Assignment	40
11.13	Governing Law	40
11.14	Counterparts	40

SCHEDULE A CONDITIONS OF THE OFFER	A-1

SCHEDULE B REPRESENTATIONS AND WARRANTIES OF INVECTURE AND THE OFFEROR .	B-1

SCHEDULE C REPRESENTATIONS AND WARRANTIES OF KIMBER	C-1

SCHEDULE D FORM OF LOCK-UP AGREEMENT	D-1

SUPPORT AGREEMENT

THIS AGREEMENT (“Agreement”) made as of the 25th day of September, 2013

BETWEEN:

INVECTURE GROUP, S.A. de C.V., a corporation existing under the laws of Mexico,

(hereinafter called “Invecture”)

- and -

KIMBER RESOURCES INC., a corporation existing under the laws of British Columbia,

(hereinafter called “Kimber”)

WHEREAS Invecture wishes to make the Offer (as hereinafter defined) and the Offer will be made by Invecture and/or an affiliate of Invecture (the “Offeror”);

AND WHEREAS the board of directors of Kimber (the “Board of Directors”) has unanimously determined, after receiving financial and legal advice, that it would be in the best interests of Kimber and the Shareholders (as hereinafter defined) for Kimber to enter into this Agreement and for the Board of Directors to take all reasonable action to support the Offer and to recommend acceptance of the Offer to the Shareholders, in writing, all on the terms and subject to the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement (including the Schedules and the recitals hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:

(a)	“Acquisition Proposal” means, in each case whether in a single transaction or a series of related transactions:

(i)

any take-over bid, tender offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of Kimber;

(ii)

any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization, or other similar transaction involving Kimber or any of the Subsidiaries which represents, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Kimber, or any liquidation, dissolution or winding-up of

Kimber or any of the Subsidiaries which represents, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Kimber;

(iii)

any direct or indirect sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of Kimber or any of the Subsidiaries which represents, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Kimber;

(iv)

any direct or indirect sale, issuance or acquisition of Common Shares or any other voting or equity interests (or securities convertible into or exercisable for such Common Shares or other voting or equity interests) of Kimber representing 20% or more of the issued and outstanding voting or equity interests (or rights or interests therein or thereto) of Kimber or any direct or indirect sale, issuance or acquisition of voting or equity interests (or securities convertible into or exercisable for such voting or equity interests) of any of the Subsidiaries which represents, individually or in the aggregate, 20% or more of the voting or equity interests of any of the Subsidiaries; or

(v)	any proposal or offer to do, or public announcement of an intention to do, any of the foregoing from any person other than Invecture, the Offeror or an affiliate or subsidiary of Invecture,

excluding the Offer and the Contemplated Transactions;

(b)	“Advertisement” has the meaning set out in Section 2.1(b);

(c)	“affiliate” means an “affiliate” as defined in National Instrument 45-106 Prospectus and Registration Exemptions;

(d)	“Alternative Transaction” has the meaning set out in Section 2.7;

(e)	“Applicable Securities Laws” has the meaning set out in Section 2.1(b);

(f)

“Authorization” includes any authorization, order, sanction, waiver, permit, approval, grant, licence (including mineral, exploration or retention licences), registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law;

(g)	“BCBCA” means the Business Corporations Act (British Columbia), as amended, and the regulations thereunder;

(h)	“Board of Directors” has the meaning set out in the recitals;

(i)	“business day” means any day (other than a Saturday or Sunday) on which commercial banks located in Vancouver, British Columbia are open for the conduct of business;

(j)	“Change of Recommendation” has the meaning set out in Section 2.1(h)(vi);

(k)	“Common Shares” means the outstanding common shares in the capital of Kimber, including common shares issued on the conversion, exchange or exercise of Convertible Securities;

(l)	“Compulsory Acquisition” has the meaning set out in Section 2.6;

(m)	“Concessions” has the meaning set out in Section 20 of Schedule C;

(n)	“Conditional Option Exercise” has the meaning set out in Section 2.3(b);

(o)	“Confidentiality Agreement” means the confidentiality agreement entered into by Kimber and Invecture on September 19, 2013;

(p)

“Contemplated Transactions” means the Offer, the take-up of Common Shares by the Offeror pursuant to the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction, any subsequent amalgamation, merger or other business combination between the Offeror (or any of its affiliates) and Kimber, any Alternative Transaction and any other actions with respect to any other transactions contemplated by this Agreement;

(q)	“Convertible Securities” means, collectively, the Options and any other securities of Kimber that are convertible into or exchangeable or exercisable for Common Shares;

(r)	“Directors’ Circular” has the meaning set out in Section 2.1(h)(viii);

(s)	“Disclosure Letter” means the letter dated of even date herewith from Kimber to Invecture and the Offeror delivered concurrently with this Agreement;

(t)	“Effective Time” has the meaning set out in Section 5.1;

(u)

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(v)	“Expiry Date” has the meaning set out in Section 2.1(e);

(w)	“Expiry Time” has the meaning set out in Section 2.1(e);

(x)

“fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares were exercised, including, for greater certainty, all Common Shares issuable upon the exercise of Options, whether vested or unvested;

(y)	“Governmental Entity” means:

(i)

any supranational government body or organization (such as the European Union), sovereign nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission (including any securities commission), instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(ii)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court;

(iii)	any stock exchange; or

(iv)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing entities established to perform a duty or function on its behalf;

(z)

“Government Official” means any person qualifying as a public official or public employee under the laws of the Province of British Columbia or any other relevant jurisdiction including, but not limited to, (i) a person holding an official position, such as an employee, officer or director, with any Governmental Entity or state-owned or controlled enterprise; (ii) any individual “acting in an official capacity”, such as a delegation of authority, from a Governmental Entity to carry out official responsibilities; and (iii) an official of a public international organization such as the United Nations, the World Bank, the International Monetary Fund, or regional development banks;

(aa)	“IFRS” means International Financial Reporting Standards;

(bb)	“Kimber Public Documents” means all documents filed on SEDAR by Kimber since January 1, 2010;

(cc)	“Lands” has the meaning set out in Section 20 of Schedule C;

(dd)	“Latest Mailing Time” has the meaning set out in Section 2.1(b);

(ee)

“Laws” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, notices, by-laws, rules, regulations, ordinances, or other requirements, policies or instruments of any Governmental Entity having the force of law;

(ff)	“Loan” means the $5 million bridge loan credit facility from Sprott;

(gg)

“Lock-Up Agreements” means the lock-up agreements entered into contemporaneously herewith, in the form attached as Schedule D, between the Offeror and each of the directors and officers of Kimber, being Gordon Cummings, James Puplava, Keith Barron, Leanne Baker, R. Dennis Bergen, David Hembree, Lyn Davies and Renee Brickner;

(hh)

“Material Adverse Change” means, when used in connection with a person, any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the financial condition, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that person and its Subsidiaries taken as a whole, whether before or after giving effect to the transactions contemplated by this Agreement, other than any change, effect, event, occurrence or state of facts:

(i)	resulting from the announcement of this Agreement or the transactions contemplated hereby;

(ii)	relating to general economic conditions, or securities or capital markets generally;

(iii)	relating to any changes in currency exchange rates, interest rates or inflation;

(iv)	affecting the gold mining industry in general;

(v)	relating to a change in the market trading price or trading volume of securities of that person;

(vi)	relating to any change in applicable generally accepted accounting principles, including IFRS;

(vii)	relating to any natural disaster;

(viii)	relating to the commencement or continuation of any act of war, armed hostilities or acts of terrorism; or

(ix)	resulting from compliance with the terms of this Agreement or resulting from actions or inactions to which the other party has expressly consented, in writing;

provided that, in the case of a change, effect, event, occurrence or state of facts referred to in clause (ii), (iii), (iv), (vi), (vii) or (viii) above, such change, effect, event, occurrence or state of facts does not disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate;

(ii)	“Material Contract” has the meaning set out in Section 16 of Schedule C;

(jj)	“Minimum Tender Condition” has the meaning set out in clause (a) of Schedule A;

(kk)	“Offer” has the meaning set out in Section 2.1(a);

(ll)	“Offer Documents” has the meaning set out in Section 2.1(b);

(mm)	“Offer Price” has the meaning set out in Section 2.1(a);

(nn)	“Options” means outstanding options to acquire Common Shares of Kimber under the Stock Option Plan;

(oo)	“Outside Date” means the date that is 120 days following the date the Offer is commenced;

(pp)	“party” means a party to this Agreement, unless the context otherwise requires;

(qq)

“person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative;

(rr)

“Person of Concern” means: (i) a Government Official; (ii) a political party, an official of a political party (including any member of an advisory council or executive council of a political party), or a candidate for political office; (iii) an immediate family member, such as a parent, spouse, sibling, or child of a person in category (i) or (ii); or (iv) an agent or intermediary of any person in the foregoing categories;

(ss)	“Private Placement” has the meaning set out in Section 9.1;

(tt)	“Project” means the Monterde project located in the Sierra Madre region of south- western Chihuahua State, Mexico;

(uu)

“Regulatory Approvals” means all sanctions, rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities that are required to complete the Contemplated Transactions, and the expiration or early termination of any waiting period under any Laws that is necessary to complete the Contemplated Transactions;

(vv)

“Representative” means, in respect of a person, its subsidiaries and each of its and their respective directors, officers, employees, agents and other representatives (including any financial, legal or other advisors);

(ww)	“Right to Match Period” has the meaning set out in Section 6.2(b)(iv);

(xx)

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 System for Electronic Document Analysis and Retrieval and available for public view at www.sedar.com;

(yy)	“Shareholders” means the holders of Common Shares;

(zz)	“Sprott” means Sprott Resource Lending Partnership;

(aaa)

“Stock Option Plan” means the stock option plan of Kimber most recently amended by the Board of Directors on November 8, 2012 and any other plan, agreement or arrangement which provides for the issuance of options to acquire Common Shares;

(bbb)	“Subscription Closing Date” has the meaning set out in Section 9.8;

(ccc)	“Subsequent Acquisition Transaction” has the meaning set out in Section 2.6;

(ddd)	“Subsidiaries” means Minera Monterde, S. de R. L de C. V., Minera Pericones, S. A., de C. V., and Kimber Resources de Mexico, S. A. de C.V.;

(eee)

 “Superior Proposal” means a bona fide Acquisition Proposal to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, (A) all of the Common Shares (other than Common Shares beneficially owned by the party making such Acquisition Proposal) and pursuant to which all Shareholders are offered the same consideration in form and amount per Common Share to be purchased or otherwise acquired or (B) all or substantially all of the assets of Kimber and the Subsidiaries, taken as a whole:

(i)	that did not result from a breach of Section 6.1;

(ii)	that is made in writing after the date hereof, including an amendment, change or modification to any Acquisition Proposal made prior to the date hereof;

(iii)	that complies with all Applicable Securities Laws in all material respects;

(iv)

that is not subject to a financing condition and in respect of which the Board of Directors has determined in good faith (after consultation with its financial advisors) is funded or in respect of which the Board of Directors has determined in good faith (after consultation with its financial advisers) that adequate arrangements have been made to ensure that the required funds will be available to complete such Acquisition Proposal;

(v)	that is not subject to any due diligence or access condition; and

(vi)

that the Board of Directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) (A) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (B) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Offer (taking into consideration any adjustment to the terms and conditions of the Offer proposed by Invecture and the Offeror pursuant to Section 6.2(c));

(fff)	“Superior Proposal Notice” has the meaning set out in Section 6.2(b)(iii);

(ggg)	“Take-Up Date” means the date that the Offeror first takes up Common Shares pursuant to the Offer;

(hhh)	“Tax Act” means the Income Tax Act (Canada) and regulations made thereunder, as now in effect and as they may be amended from time-to-time;

(iii)

“Taxes” means, with respect to any person, all supranational, federal, state, local, provincial, branch or other taxes, including income taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, goods and services taxes, harmonized sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, Canada, Quebec and other pension plan premiums or contributions, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, mining taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties;

(jjj)	“Tax Pools” means the tax basis or tax cost of the assets of Kimber and the Subsidiaries by category, including the classification of such assets as being depreciable or amortizable;

(kkk)

“Tax Returns” means all returns, reports, declarations, elections, notices, forms, filings, information returns, and statements in respect of Taxes, including all amendments, schedules, attachments or supplements thereto and whether in tangible or electronic form;

(lll)	“Termination Payment” has the meaning set out in Section 8.2(a);

(mmm)	“Termination Payment Event” has the meaning set out in Section 8.2(a);

(nnn)	“TSX” means the Toronto Stock Exchange;

(ooo)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

(ppp)	“1933 Act” means the Securities Act of 1933, as amended, of the United States, and the rules and regulations promulgated from time to time thereunder.

1.2	Construction and Interpretation

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section” or a “Schedule” are references to a Section of or Schedule to this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)

references to any legislation or to any provision of any legislation shall include any legislative provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto, in each case as the same may have been or may hereafter be amended or re-enacted from time-to-time;

(f)

references to any agreement or document shall be to such agreement or document (together with all schedules and exhibits thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time-to-time;

(g)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively;

(h)

references to the knowledge of Invecture or the Offeror means the actual knowledge of the senior officers of such party and, in the case of Kimber, means the actual knowledge of the Directors, the CEO and the CFO of Kimber;

(i)	time is of the essence in the performance of the parties’ respective obligations; and

(j)

unless otherwise specified, time periods within or following which any payment is to be made or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day.

1.3	Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.

1.4	Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedules

Schedule A - Conditions of the Offer
Schedule B - Representations and Warranties of Invecture and the Offeror
Schedule C - Representations and Warranties of Kimber
Schedule D - Form of Lock-Up Agreement

ARTICLE 2
THE OFFER

2.1	The Offer

(a)

Invecture shall promptly publicly announce its intention to make an offer and, subject to the terms and conditions set forth below, Invecture shall cause the Offeror to make an offer (the “Offer”) to purchase all of the outstanding Common Shares, including Common Shares issued after the date of the Offer and prior to the Expiry Time upon the conversion, exchange or exercise of Convertible Securities at a price per Common Share of $0.15 in cash (the “Offer Price”). The term “Offer” shall include any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including removing or waiving any condition in accordance with this Agreement or extending the date by which Common Shares may be deposited in accordance with this Agreement. The Offeror shall not be required to make the Offer in any jurisdiction where it would be illegal to do so.

(b)

Invecture shall cause the Offeror to mail the Offer and accompanying take-over bid circular (collectively, the “Offer Documents”) and other ancillary documents in accordance with the Securities Act (British Columbia) and the regulations thereunder and all other applicable Canadian and U.S. securities Laws (collectively, “Applicable Securities Laws”) to each registered shareholder of Kimber as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Vancouver time) on October 15, 2013 (such time on such date being referred to herein as the “Latest Mailing Time”); provided, however, that (i) if the mailing of the Offer Documents is delayed by reason of Kimber not having provided to the Offeror the Directors’ Circular in accordance with Section 2.1(h)(viii) as well as any information pertaining to Kimber that is necessary for the completion of the Offer Documents by the Offeror, or not having provided the Offeror with such other assistance in the preparation of the Offer Documents as may be reasonably requested by the Offeror in order that the Offer Documents comply in all material respects with Applicable Securities Laws, or not having provided the lists and other information and assistance referred to in Section 2.2(c), then the Latest Mailing Time shall be extended to 11:59 p.m. (Vancouver time) on the fifth business day following the date on which Kimber supplies such necessary documents, information, lists or other assistance, (ii) if the mailing of the Offer Documents is delayed by reason of any circumstance contemplated in Section 2.1(h)(v), then, provided that such cease trade order, injunction or other prohibition is being contested or appealed by Invecture or the Offeror, the Latest Mailing Time shall be extended to 11:59 p.m. (Vancouver time) on the fifth business day following the date on which such cease trade order, injunction or other prohibition ceases to be in effect, and (iii) if Kimber provides a Superior Proposal Notice to Invecture pursuant to Section 6.2(b) prior to the Latest Mailing Time, the Latest Mailing Time will be extended until the date that is seven days following the earlier of either (A) written notification from Kimber to Invecture that the Board of Directors has determined that the applicable Acquisition Proposal is not a Superior Proposal, or (B) the date on which Kimber and Invecture enter into an amended agreement pursuant to Section 6.2(c) which results in such Acquisition Proposal ceasing to be a Superior Proposal. The Offeror may, at its election, commence the Offer by way of advertisement (the “Advertisement”) in a national Canadian newspaper. If the Offer is commenced by Advertisement, the Offeror shall mail the Offer to registered Shareholders no later than two business days following receipt of the shareholder list referred to in Section 2.2(c).

(c)

Prior to the printing of the Offer Documents, Invecture shall provide Kimber and its counsel with a reasonable opportunity to review and comment on the Offer Documents, it being understood that whether or not such comments are acceptable will be determined by Invecture and the Offeror, acting reasonably.

(d)

Provided that all of the conditions to the Offer set out in Schedule A hereto shall have been satisfied or waived, Invecture shall cause the Offeror to take up and pay for all of the Common Shares deposited under the Offer promptly and, in any event, not later than three business days following the time at which the Offeror becomes entitled to take up such Common Shares under the Offer pursuant to Applicable Securities Laws.

(e)

The Offer shall be made in accordance with Applicable Securities Laws and shall expire at 5:00 p.m. (Vancouver time) on the 36th day after the commencement of the Offer, subject to the right of the Offeror to extend from time-to-time the period during which Common Shares may be deposited under the Offer (such date, as the same may be extended, the “Expiry Date”, and such time on such date, as the same may be extended, the “Expiry Time”). The Offer shall be subject to the conditions set forth in Schedule A to this Agreement and no others.

(f)

The parties will make all required filings in Canada and the United States under Applicable Securities Laws with respect to the Offer (together with all amendments, supplements and exhibits as may be required thereunder) and all such subsequent filings as may be required under Applicable Securities Laws. Each of the parties agree promptly to correct any information provided by it and to the extent that such information shall have become false or misleading in any material respect and take such steps as are required to make amended filings to the extent required under the Applicable Securities Laws.

(g)

Kimber acknowledges and agrees that Invecture and the Offeror may, in their sole discretion, modify or waive any term or condition of the Offer; provided that Invecture and the Offeror shall not, without the prior written consent of Kimber:

	(i)	decrease the Minimum Tender Condition to less than 50% of the outstanding Common Shares, excluding the Common Shares issued under the Private Placement, plus one Common Share;

(ii)

waive the Minimum Tender Condition, as it may be decreased as permitted by paragraph (i) above, unless the Offeror can and, after such waiver, does take up and pay for a number of Common Shares equal to not less than 50% of the outstanding Common Shares, excluding the Common Shares issued under the Private Placement, plus one Common Share;

	(iii)	increase the Minimum Tender Condition;

	(iv)	impose additional conditions to the Offer;

	(v)	decrease the cash consideration per Common Share;

	(vi)	decrease the number of Common Shares in respect of which the Offer is made;

	(vii)	change the form of consideration payable (other than to add additional consideration or consideration alternatives).

If the Offeror decreases or waives the Minimum Tender Condition as permitted by this Section 2.1(g) and takes up and pays for any Common Shares pursuant to the Offer, the Offeror shall extend the Offer to the extent required to ensure that the Expiry Date shall be not less than ten days from the date of such amendment, modification or waiver.

(h)

The obligation of Invecture to cause the Offeror to make the Offer and the obligation of the Offeror to make the Offer are conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of Invecture and the Offeror and any or all of which may be waived by Invecture and the Offeror in whole or in part in their sole discretion (other than the condition set out in Section 2.1(h)(v) below, which may be waived only with the consent of Kimber) without prejudice to any other right Invecture or the Offeror may have under this Agreement:

	(i)	this Agreement shall not have been terminated pursuant to Section 8.1;

	(ii)	the Lock-Up Agreements shall have been executed and delivered by the parties thereto and shall not have been terminated or breached;

(iii)

no change, effect, event, circumstance, occurrence or state of facts (other than a change, effect, event, circumstance, occurrence or state of facts caused by Invecture or the Offeror shall have occurred that would render it impossible or impracticable for one or more of the conditions set out in Schedule A hereto to be satisfied;

	(iv)	the Offeror shall have received, or shall have received assurances satisfactory to the Offeror that it will receive, all waivers, rulings or orders necessary for the

Offeror to make the Offer and to mail the Offer Documents to the Shareholders from all applicable securities commissions or other regulatory authorities;

(v)	no cease trade order, injunction or other prohibition at Law shall exist against the Offeror making the Offer or taking up or paying for Common Shares deposited under the Offer;

(vi)

the Board of Directors shall have unanimously recommended that Shareholders accept the Offer and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner adverse to Invecture or taken any other action or made any public statement inconsistent with such recommendation (such withdrawal, change, modification, qualification, action or statement, a “Change of Recommendation”);

(vii)	no person shall have made an Acquisition Proposal which the Board of Directors has determined to be a Superior Proposal;

(viii)

the Board of Directors shall have prepared and approved in final form, printed for distribution to Shareholders and delivered to the depositary for the Offer, at its offices in Vancouver, on or before 9:00 a.m. (Vancouver time) on October 15, 2013 (or such later date as may be agreed by Invecture and Kimber) for mailing with the Offer Documents, a sufficient quantity of commercial copies of a directors’ circular (the “Directors’ Circular”) which contains the unanimous recommendation of the Board of Directors that Shareholders accept the Offer and the determinations of the Board of Directors referred to in Section 2.2(a)(ii);

(ix)	no Material Adverse Change in respect of Kimber shall have occurred since the date hereof;

(x)

Kimber shall have complied in all respects with its covenants in Section 6.1 and in all material respects with all of its other covenants in this Agreement to be complied with prior to the making of the Offer;

(xi)

each of the representations and warranties of Kimber set forth in this Agreement (A) that are qualified by a reference to Material Adverse Change or materiality shall be true and correct as of the time of the Offer as if made at and as of such time (except for those representations and warranties expressly stated to speak at or as of an earlier time, in which case those representations and warranties shall be true and correct as of such earlier time), and (B) that are not qualified by a reference to Material Adverse Change or materiality shall be true and correct in all material respects as of the time of the Offer as if made at and as of such time, (except for those representations and warranties expressly stated to speak at or as of an earlier time, in which case those representations and warranties shall be true and correct in all material respects as of such earlier time); and

(xii)

Kimber shall have provided the Offeror with a certificate signed by a senior officer of Kimber (but without personal liability on the part of such officer), dated the date the Offer is being made, certifying that the conditions in Sections 2.1(h)(ix), (x) and (xi) are satisfied as of such date.

(i)

Prior to the printing of the Directors’ Circular, Kimber shall provide Invecture and its counsel with a reasonable opportunity to review and comment on the Directors’ Circular, it being understood that whether or not such comments are acceptable will be determined by Kimber, acting reasonably. The Directors’ Circular shall include a copy of the written fairness opinion of Primary Capital Inc. referred to in Section 2.2(a)(i) below.

2.2	Kimber Support for the Offer

(a)

Kimber represents and warrants to and in favour of Invecture and the Offeror, and acknowledges that Invecture and the Offeror are relying upon such representations and warranties in entering into this Agreement, that as of the date hereof:

(i)

the Board of Directors has received an oral opinion from Primary Capital Inc., to the effect that, as of the date of such opinion, the Offer is fair, from a financial point of view, to the Shareholders and confirmation that Primary Capital Inc. will provide a written opinion to that effect on or before the date of the Directors’ Circular;

(ii)

the Board of Directors, after consultation with its financial and legal advisors, has unanimously determined (A) that the Offer is in the best interests of Kimber and the Shareholders and, accordingly, has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders accept the Offer and deposit their Common Shares, and (B) that the press release to be issued by Invecture announcing the Offer may so state and that references to such support may be made in the Offer Documents and other documents relating to the Offer; and

(iii)

Kimber has been advised and believes, after due inquiry, that each director and officer of Kimber intend to enter into a Lock-Up Agreement and agrees that the press release to be issued by Invecture announcing the Offer may so state and that references to such support may be made in the Offer Documents and other documents relating to the Offer.

(b)

Within the time frame set forth in Section 2.1(h)(viii), the Board of Directors shall prepare and approve in final form, print for distribution to Shareholders and deliver to the depositary for the Offer at its offices in Vancouver for mailing with the Offer Documents, a sufficient quantity of commercial copies of the Directors’ Circular, prepared in all material respects in accordance with all Applicable Securities Laws which shall contain the determinations of the Board of Directors referred to in Section 2.2(a)(ii).

(c)

Kimber shall take all reasonable actions to support the Offer and shall provide Invecture and the Offeror with any information pertaining to Kimber and the Subsidiaries that is necessary or desirable for the completion of the Offer Documents by the Offeror, and shall provide the Offeror with such other assistance in the preparation of the Offer Documents as may be reasonably requested by Invecture or the Offeror. Without limiting the generality of the foregoing, Kimber shall (i) as soon as reasonably practicable, provide or cause to be provided, in each case in accordance with Applicable Securities Laws, to the Offeror a list of all registered holders of Common Shares, Options, and any other Convertible Securities, as well as such lists of participants in book-based nominee registrants (such as CDS & Co. and CEDE & Co.) and non-objecting beneficial holders of Common Shares, in each case in electronic form and as of the latest practicable date, including address and securityholding information for each person, to the extent available, and (ii) from time-to-time thereafter, at the request of Invecture, acting reasonably, provide supplements to such lists to reflect any changes to the holders of Common Shares, Options and other Convertible Securities, as soon as reasonably practicable. Kimber shall provide such other information, mailing labels or other assistance as Invecture may reasonably request in order to be able to communicate to holders of Common Shares, Options and other Convertible Securities.

(d)

Kimber represents warrants and covenants that any information provided to the Offeror for inclusion in the Offer Documents pursuant to Section 2.2(c) will be true and correct in all material respects as at the date of the Offer Documents and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.3	Outstanding Stock Options

(a)

The parties agree that, between the date hereof and the Take-Up Date, Kimber shall take such actions as may be necessary or desirable to provide that all Options vest no later than immediately prior to the Take-Up Date and that each holder of vested Options shall be entitled, at his or her option, to either (i) exercise such Options, in accordance with their terms, and thereby acquire Common Shares; or (ii) in lieu of exercising Options, surrender or cancel such Options to Kimber in exchange for a cash payment by Kimber equal to the amount by which the aggregate Offer Price for the Common Shares which could be acquired pursuant to the exercise of such Options exceeds the aggregate exercise price in respect of such Options.

(b)

The parties agree that all Options tendered to Kimber for exercise, surrender or cancellation, conditional upon the Offeror taking up the Common Shares under the Offer (a “Conditional Option Exercise”), shall be deemed to have been exercised or surrendered immediately prior to the take up of the Common Shares by the Offeror. The Offeror shall accept as validly tendered to the Offer all of the Common Shares to be issued pursuant to the Conditional Option Exercise, provided that the holders of such Options otherwise validly accept the Offer in accordance with its terms with respect to such Common Shares and provided that such holders agree to surrender any of their remaining Options to Kimber for cancellation effective on the Take-Up Date.

(c)	Kimber agrees that it will use commercially reasonable efforts to:

(i)

allow all outstanding Options to be either exercised, terminated, surrendered, cancelled or expire prior to the Take-Up Date, provided that, except as provided in Section 2.3(a) or 2.3(b), Kimber shall not pay the holders any amount in consideration therefor without the prior written approval of Invecture, and Kimber shall not grant any additional Options or other rights to purchase or acquire Common Shares, or make any amendments to outstanding Options without the prior written consent of Invecture;

(ii)

accelerate the vesting of all Options, such that all outstanding Options shall be fully vested and exercisable prior to the Take-Up Date and to satisfy all other obligations of Kimber under the Options so that, upon the acquisition by the

Offeror of the Common Shares pursuant to the Offer, all entitlements under the Stock Option Plan shall terminate; and

(iii)

take all actions necessary to ensure that any Options that are not converted, exercised or surrendered prior to the Take-Up Date shall either be surrendered or terminated or otherwise dealt with in a manner satisfactory to the Offeror prior to the Take-Up Date.

(d)

Invecture and the Offeror agree to co-operate and make all such tendering or other arrangements with Kimber to facilitate the exercise, conditional exercise, cancellation or surrender of Options and the deposit, pursuant to the Offer, of all Common Shares issued in connection therewith prior to the Expiry Time.

(e)

Kimber shall promptly notify Invecture in writing of any exercise or surrender of Options pursuant to Section 2.3(a) or 2.3(b). Such notice shall include full particulars of each such exercise or surrender.

(f)

The Offeror will cause Kimber to elect, in prescribed form in accordance with subsection 110(1.1) of the Tax Act, in respect of the Options surrendered in accordance with the terms of the Stock Option Plan after the date hereof and pursuant to Section 2.3(b) (and the Offeror will cause Kimber to file such election with the Minister of National Revenue in accordance with the Tax Act), that neither Kimber, nor any person who does not deal at arm’s length (within the meaning of the Tax Act) with Kimber, will deduct, in computing income for the purposes of the Tax Act, any amount (other than the designated amounts permitted under the Tax Act) in respect of a cash payment made to holders of such Options in consideration for the surrender of their Options and the Offeror will cause Kimber to provide such holders of Options with evidence in writing of such election.

2.4	Change of Control Payments

Prior to the time at which the Offeror takes up and pays for any Common Shares under the Offer, Kimber will pay the change of control, severance and similar payments listed in Section 2.4 of the Disclosure Letter. If the Take-Up Date has not occurred by December 1, 2013, Invecture will, upon request by Kimber, advance to Kimber up to $200,000 in December 2013 and up to $200,000 in each month following December 2013 if Kimber will not have sufficient funds available to make such payments.

2.5	Directors of Kimber

Following the time at which the Offeror takes up for purchase such number of Common Shares as represents at least a majority of the then outstanding Common Shares on a fully-diluted basis, the Offeror shall at any time, and from time to time, be entitled to designate such number of members of the Board of Directors, and any committees thereof, as is proportionate to the percentage of the outstanding Common Shares beneficially owned at such time by Invecture or an affiliate or subsidiary of Invecture, in all cases subject to (i) applicable Law, (ii) providing a release in favour of each resigning member of the Board of Directors who is being replaced by the Offeror’s designee, and (iii) confirmation that insurance coverage is maintained or provided as contemplated in this Agreement. Subject to applicable Laws, Kimber shall co-operate with the Offeror to enable the Offeror’s designees to be elected or appointed to the Board of Directors, and any committees thereof, and to ensure that the number of the Offeror’s designees is at any time in proportion to the percentage of outstanding Common Shares beneficially owned at such time by Invecture or an affiliate or subsidiary of Invecture, including, at the request of the Offeror, in compliance with the BCBCA and the constating documents of Kimber, by using its commercially reasonable efforts to increase the size of the Board of Directors and to secure the resignations of such directors as the Offeror may request.

2.6	Subsequent Acquisition Transaction

If, within 120 days after the date of the Offer (or such longer time as a court may permit), the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, excluding Common Shares held by or on behalf of the Offeror, or an “affiliate” or an “associate” (as those terms are defined in the BCBCA) of the Offeror, the Offeror intends, at the Offeror’s election (i) to the extent available, to acquire the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to Section 300 of the BCBCA (a “Compulsory Acquisition”); or (ii) pursue other means of acquiring the remaining Common Shares not tendered to the Offer, including by way of an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction (a “Subsequent Acquisition Transaction”) and, at the Offeror’s request, Kimber will assist the Offeror in completing a Subsequent Acquisition Transaction to acquire the remaining Common Shares, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction shall not be less than the Offer Price and in no event will the Offeror be required to offer consideration per Common Share greater than the Offer Price.

2.7	Transaction Structuring and Alternative Transaction

If Invecture determines in its sole discretion that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby following completion of such transaction (an “Alternative Transaction”) Invecture or an affiliate or subsidiary of Invecture would acquire ownership of or control over all of the Common Shares within approximately the same time periods and on economic terms and other terms and conditions and having consequences to Kimber and the Shareholders that are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), Kimber shall support the completion of such Alternative Transaction in the same manner as the Offer and take all actions necessary or desirable which are within its power to effect the completion of such Alternative Transaction including, if applicable, holding a meeting of the holders of securities of Kimber within 60 days of being notified of such Alternative Transaction and preparing and mailing a management information circular in connection with such meeting.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF INVECTURE AND THE OFFEROR

Each of Invecture and the Offeror hereby jointly and severally make to Kimber the representations and warranties set out in Schedule B to this Agreement, and acknowledge that Kimber is relying upon these representations and warranties in connection with entering into this Agreement. The representations and warranties of Invecture and the Offeror contained in this Agreement shall not survive the completion of the Offer and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF KIMBER

Kimber hereby makes to Invecture and the Offeror the representations and warranties set out in Schedule C to this Agreement, and acknowledges that Invecture and the Offeror are relying upon these representations and warranties in connection with entering into this Agreement and making the Offer. The representations and warranties of Kimber contained in this Agreement shall not survive the completion of the Offer and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
CONDUCT OF BUSINESS

5.1	Conduct of Business by Kimber

Kimber covenants and agrees that, prior to the earlier of the time of the appointment or election to the Board of Directors of persons designated by the Offeror who represent a majority of the directors of Kimber (the “Effective Time”) or the termination of this Agreement, unless Invecture shall otherwise agree in writing or as otherwise (i) expressly permitted or specifically contemplated by this Agreement, (ii) required by applicable Law, or (iii) as otherwise set forth in the Disclosure Letter, Kimber will, and will cause the Subsidiaries to:

(a)

conduct their respective businesses in the ordinary course consistent with past practice in all material respects and in compliance with applicable Laws, and to use commercially reasonable efforts to preserve intact their present business organization and goodwill, to preserve intact their respective real property interests, mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights or contractual or other legal rights and claims in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them;

(b)

not split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding shares, nor reduce capital in respect of its outstanding shares;

(c)	not amend its notice of articles or articles or other comparable organizational documents or the terms of any of its outstanding securities, including any outstanding indebtedness;

(d)

not issue or sell or agree to issue or sell any securities (other than the issuance of Common Shares upon the exercise of currently outstanding Options in accordance with their terms), or redeem, offer to purchase or purchase any of its outstanding securities;

(e)	without limiting the generality of Section 5.1(d) not authorize, approve, agree to issue, issue or award any Options under the Stock Option Plan or any other Convertible Securities;

(f)

not enter into, create, declare, adopt, amend, vary or modify any bonus, target bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, stock option, employment or other employee benefit plan, agreement, trust fund, award or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits except for changes in compensation for employees (other than directors and officers) in the ordinary course and consistent with past practice;

(g)	not acquire or dispose of any securities, except in the ordinary course of business consistent with past practice;

(h)	not reorganize, amalgamate, combine or merge Kimber or the Subsidiaries with any other person;

(i)	not acquire or commit to acquire any assets or group of related assets (through one or more related or unrelated acquisitions) having a value in excess of $100,000 in the aggregate;

(j)

not incur, or commit to, capital expenditures in excess of $100,000 in the aggregate unless such capital expenditures have been approved prior to the date hereof by the Board of Directors in the ordinary course of business consistent with past practice or those items that are in the capital plan that forms part of Kimber’s 2013 budget as disclosed to the Offeror prior to the date hereof;

(k)

not sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease, option, encumber or otherwise dispose of, or allow any third party to encumber for a period of five business days without contesting in good faith, any assets or group of related assets (through one or more related or unrelated transactions) having a value in excess of $100,000 in the aggregate, excluding any sale of equipment in the ordinary course of business consistent with past practice or any sale of any obsolete assets, or transfer any interest in any of the Subsidiaries to a third party;

(l)

not approve the grant of any power of attorney to allow any person to take any action on behalf of Kimber or the Subsidiaries or the amendment of any power of attorney allowing any person to take any action on behalf of Kimber or the Subsidiaries;

(m)

not enter into or complete any transaction not in the ordinary course of business or in accordance with plans previously disclosed in the Kimber Public Documents filed and available on SEDAR on or before the date hereof;

(n)

(i) not incur or commit to incur any indebtedness for borrowed money, except for the borrowing of working capital in the ordinary course of business and consistent with past practices or issue any debt securities, (ii) not incur or commit to incur, or guarantee, endorse or otherwise become responsible for, any other material liability, obligation or indemnity or the obligation of any person other than the Subsidiaries, or (iii) make any loans or advances to any person other than the Subsidiaries;

(o)	not make any changes to existing tax or accounting methods, principles, practices or policies or internal controls other than as required by applicable Law or by IFRS;

(p)

not pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice in accordance with their terms, of liabilities reflected or reserved against in Kimber’s financial statements as at and for the period ended June 30, 2013 or incurred in the ordinary course of business consistent with past practice;

(q)	not engage in any transaction with any related parties other than with the Subsidiaries in the ordinary course of business consistent with past practice;

(r)

not commence or settle or assign any rights relating to or any interest in any litigation, proceeding, claim, action, assessment or investigation that is material to Kimber and involving Kimber or any of the Subsidiaries or material asset of either;

(s)	use commercially reasonable efforts to maintain and preserve all of its rights under each of its Concessions and Lands and under each of its Authorizations;

(t)

not waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of business consistent with past practice, (i) any existing contractual rights in respect of any Concessions or Lands or joint ventures of Kimber, including but not limited to the grant of any royalty in respect of any Concessions or Lands, (ii) any Authorization, lease, concession, contract or other document, or (iii) any other material legal rights or claims;

(u)	not propose or enter into any agreement, arrangement, commitment, or offer with respect to a material joint venture or other mutual co-operation or distribution agreement;

(v)	not enter into any interest rate, currency or equity swaps, hedges, derivatives or other similar financial instruments other than in the ordinary course of business consistent with past practice;

(w)

use commercially reasonable efforts to cause its current insurance (or re-insurance) policies within its control or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(x)	not increase any coverage under any directors’ and officers’ insurance policy other than as contemplated in Section 11.3;

(y)

not acquire or agree to acquire (by merger, amalgamation, arrangement, acquisition of stock or assets or otherwise) any person or division of any person or make any investment either by purchase of shares or securities, contributions of capital (other than to the Subsidiaries), property transfer or purchase of any property or assets of any other person, except for purchases of equipment in the ordinary course of business consistent with past practice, and except for capital expenditures permitted by Section 5.1(j);

(z)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Kimber or any Subsidiary;

(aa)

duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate Laws or Applicable Securities Laws, provided however that Kimber shall in any event consult with the Offeror prior to making any filing required pursuant to Applicable Securities Laws or issuing any press release in relation to any of the Concessions, providing in such cases Invecture and the Offeror with a reasonable opportunity to review and comment on any such filing or press release, recognizing that whether or not such comments are appropriate will be determined by Kimber, acting reasonably;

(bb)

(i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects; (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; (iii) not make or rescind any material express or deemed election relating to Taxes; (iv) not make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending June 30, 2013 except as may be required by applicable Laws;

(cc)

notify Invecture immediately orally and then promptly in writing of any Material Adverse Change in relation to Kimber and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(dd)

except as contemplated in Section 6.1, not enter into any transaction or perform any act or fail to perform any act that might interfere with, delay, or be materially inconsistent with the successful completion of the acquisition of Common Shares by Invecture pursuant to the Offer or the successful completion of an Alternative Transaction, a Compulsory Acquisition or Subsequent Acquisition Transaction or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Change qualification already contained within such representation or warranty) in any material respect any of Kimber’s representations and warranties set forth in this Agreement;

(ee)

without limiting the generality of the foregoing, vote or cause to be voted all shares and other securities held by Kimber or a Subsidiary, and use commercially reasonable efforts to cause all nominees of Kimber on the board of directors or any management committee or other committee of a Subsidiary to vote, in a manner consistent with all of the foregoing sections, including voting against, or causing such persons to vote against, any resolution to approve any act, agreement or transaction prohibited by any of the foregoing sections;

(ff)

subject to Section 6.1, use commercially reasonable efforts to enforce any confidentiality and/or standstill agreements or provisions it has with any person other than Invecture and not waive, relieve any party of or amend any such agreements and/or provisions in any way, provided that, for the avoidance of doubt, any automatic release from the standstill provisions of any such agreement in accordance with its terms shall not constitute a breach of this Section 5.1(ff);

(gg)

not offer, promise, pay, authorize or take up any act in furtherance of any offer, promise, payment or authorization of payment of anything of value, directly or indirectly, to any Government Official or Person of Concern for the purpose of securing discretionary action or inaction or a decision of a Government Official(s), influence over discretionary action of a Government Official(s), or any improper advantage; or (ii) take any action which is otherwise inconsistent with or prohibited by the substantive prohibitions or requirements of the Corruption of Foreign Public Officials Act (Canada), the United Kingdom Bribery Act 2010, the U.S. Foreign Corrupt Practices Act, or similar applicable Laws of any other jurisdiction prohibiting corruption, bribery and money laundering, in connection with any of their business; and

(hh)	not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

ARTICLE 6
COVENANTS OF KIMBER

6.1	Non-Solicitation

(a)	On and after the date hereof, except as otherwise provided in this Article 6, Kimber shall not, and shall cause each of its Representatives not to, directly or indirectly:

(i)

make, solicit, assist, initiate, encourage, promote or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of Kimber or a Subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding any Acquisition Proposal or potential Acquisition Proposal;

(ii)

participate or engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, encourage or otherwise facilitate, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, Kimber may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined;

(iii)

withdraw, modify, change or qualify, or propose publicly to withdraw, modify, the Board of Directors or any committee thereof of this Agreement or the recommendation of the Board of Directors or any committee thereof that Shareholders accept the Offer;

(iv)

approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five business days following the public announcement of such Acquisition Proposal shall not be considered a violation of this Section 6.1(a)(iv));

(v)

release any person from or waive, or otherwise forbear the enforcement of, any confidentiality or standstill agreement with any person that would facilitate the making or implementation of an Acquisition Proposal by such person provided that, for avoidance of doubt, any automatic release from the standstill provisions of any such agreement in accordance with its terms shall not constitute a breach of this Section 6.1(a)(v); or

(vi)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to an Acquisition Proposal or providing for the payment of any break, termination or other fee or expense to any other person in the event that Kimber or a Subsidiary completes any of the Contemplated Transactions or any other transaction with Invecture or the Offeror agreed to prior to the termination of this Agreement.

(b)

Kimber shall, and shall cause each of its Representatives to, immediately cease any existing solicitation, assistance, discussion, negotiation or process with or involving any person (other than Invecture or the Offeror) that may be ongoing with respect to or which could reasonably be expected to lead to an Acquisition Proposal, whether or not initiated by Kimber or any of its Representatives and, in connection therewith, Kimber will discontinue access to any other third party to any data rooms (virtual or otherwise). Within three business days from the date hereof, Kimber shall request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Kimber relating to any potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.

(c)

From and after the date of this Agreement, Kimber shall promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Invecture, at first orally and then in writing, of any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or which could reasonably be expected to lead to an Acquisition Proposal or any request for non-public information relating to Kimber or any Subsidiary or for access to properties, books and records or a list of securityholders of Kimber. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request, and shall include copies of any such proposal, inquiry, offer or request. Kimber shall keep Invecture and the Offeror informed on a prompt basis of the status, including any change to the material terms, of any such proposal. Without limiting the generality of the foregoing, Kimber will promptly (and in any event within 24 hours) advise Invecture, at first orally and then in writing, of any action by a third party of which Kimber is aware (whether actual, anticipated, contemplated or threatened) which could reasonably be expected to hinder, prevent, delay or otherwise adversely affect the completion of the Offer.

(d)	Kimber shall ensure that each of its relevant Representatives is aware of the provisions of this Section 6.1 and Kimber shall be responsible for any breach of this Section 6.1 by such persons.

(e)

Notwithstanding Section 6.1(a) or any other provision of this Agreement, following receipt by Kimber of any proposal, inquiry, offer or request (or any amendment thereto) that is not an Acquisition Proposal but which Kimber reasonably believes could lead to an Acquisition Proposal, Kimber may only respond to the proponent to advise it that, in accordance with this Agreement, Kimber can only enter into discussions or negotiations with a party in accordance with Section 6.2 of this Agreement.

6.2	Right to Match

(a)

Notwithstanding Section 6.1(a) or any other provision of this Agreement to the contrary, if after the date hereof Kimber or any of its Representatives receives a written Acquisition Proposal (including, for greater certainty, an amendment, change or modification to an Acquisition Proposal made prior to the date hereof) that was not solicited after the date hereof in contravention of Section 6.1(a) Kimber and its Representatives may:

(i)

contact the person making such Acquisition Proposal and its Representatives for the purposes of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal; and

(ii)

if the Board of Directors determines, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal:

(A)

furnish information with respect to Kimber and the Subsidiaries to the person making such Acquisition Proposal and its Representatives, provided that (A) Kimber first enters into a confidentiality agreement with such person, that is no less favourable to Kimber than the Confidentiality Agreement and (B) Kimber sends a copy of such agreement to Invecture promptly following its execution and Invecture is promptly provided with the information provided to such person; and

	(B)	engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its Representatives.

(b)

Notwithstanding Section 6.1(a) or any other provision of this Agreement, Kimber may terminate this Agreement and accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal prior to completion of the Offer and recommend or approve an Acquisition Proposal, including in each case, for greater certainty, an amendment, change or modification to an Acquisition Proposal made prior to the date hereof, if and only if (with the exception of a confidentiality and standstill agreement described in Section 6.2(b), the execution of which shall not be subject to the conditions of this Section 6.2(b)):

	(i)	Kimber and each of its Representatives has complied with its obligations under this Section 6.1;

	(ii)	the Board of Directors has determined, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal;

(iii)

Kimber has (A) delivered written notice to Invecture of the determination of the Board of Directors that the Acquisition Proposal is a Superior Proposal and of the intention of the Board of Directors to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal (the “Superior Proposal Notice”) and (B) has provided Invecture with a copy of the document containing such Acquisition Proposal;

(iv)

at least five business days have elapsed since the later of the date on which Invecture received a copy of the Superior Proposal Notice and the date on which Invecture received a copy of the document containing such Acquisition Proposal (such five business day period, the “Right to Match Period”) and, for greater certainty, the Right to Match Period shall expire at 4:00 p.m. (Vancouver time)

on the fifth business day following the day Invecture received the Superior Proposal Notice;

(v)

if Invecture and the Offeror have offered to amend the terms of the Offer and this Agreement during the Right to Match Period pursuant to Section 6.2(c), the Board of Directors has determined, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to be a Superior Proposal when assessed against the Offer as it is proposed to be amended as at the termination of the Right to Match Period; and

(vi)	Kimber terminates this Agreement pursuant to Section 8.1(k) and pays the Termination Payment pursuant to Section 8.2(a)(ii).

(c)

During the Right to Match Period, Invecture and the Offeror will have the opportunity, but not the obligation, to offer to amend the terms of the Offer and this Agreement. Kimber agrees that, if requested by Invecture, it will negotiate with Invecture in good faith to amend the terms of the Offer and this Agreement as would enable them to proceed with the Offer and any Contemplated Transactions on such adjusted terms. The Board of Directors will review any such offer by Invecture and the Offeror to amend the terms of the Offer and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether Invecture and the Offeror’s offer to amend the Offer and this Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal when assessed against the Offer as it is proposed to be amended as at the termination of the Right to Match Period. If the Board of Directors determines that the applicable Acquisition Proposal would cease to be a Superior Proposal when assessed against the Offer as it is proposed to be amended as at the termination of the Right to Match Period, Invecture and the Offeror will amend the terms of the Offer and Kimber, Invecture and the Offeror shall enter into an amendment to this Agreement reflecting the offer by Invecture and the Offeror to amend the terms of the Offer and this Agreement.

(d)

The Board of Directors will promptly reaffirm its recommendation of the Offer by press release after (i) any Acquisition Proposal is publicly announced or made and the Board of Directors determines it is not a Superior Proposal or (ii) the Board of Directors determines that a proposed amendment to the terms of the Offer pursuant to Section 6.2(c) would result in an Acquisition Proposal not being a Superior Proposal when assessed against the Offer as it is proposed to be amended as at the termination of the Right to Match Period, and Invecture has so amended the terms of the Offer in accordance with Section 6.2(c). Invecture and the Offeror will be given a reasonable opportunity to review and comment on the form and content of any such press release.

(e)

Each successive amendment, change or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the Shareholders will constitute a new Acquisition Proposal for purposes of this Section 6.1.

(f)

Nothing in this Agreement shall prevent the Board of Directors from responding through a directors’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in this Agreement shall prevent the Board of Directors from making any disclosure to the securityholders of
Kimber if the Board of Directors, acting in good faith and upon the advice of its outside legal counsel, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board of Directors or such disclosure is otherwise required under applicable Laws, provided, however, that the Board of Directors shall not be permitted to make a Change of Recommendation other than as permitted by Section 6.2(b).

6.3	Information Rights

Upon reasonable notice, Kimber agrees to provide Invecture and its Representatives with reasonable access (without disruption to the conduct of Kimber’s business) during normal business hours to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in its possession and control, including Material Contracts, and access to the personnel of and counsel to Kimber and the Subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of Kimber and the Subsidiaries in order to allow Invecture and the Offeror to conduct such investigations as Invecture and the Offeror may consider necessary or advisable for strategic planning and integration or for any other reasons reasonably relating to the Contemplated Transactions, and further agrees to assist Invecture and the Offeror in all reasonable ways in any such due diligence investigations which Invecture and the Offeror may wish to conduct. Kimber agrees to provide Invecture with all information required by Invecture with respect to any regulatory filings and agrees to assist Invecture with any such filings upon request by Invecture. Nothing in the foregoing shall require Kimber to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or to provide Invecture and the Offeror with access to any property where Kimber is contractually or legally prohibited from doing so. Any such investigation by Invecture and its Representatives shall not mitigate, diminish or affect the representations and warranties of Kimber contained in this Agreement or any document or certificate given pursuant hereto.

6.4	Shareholder Claims

Kimber shall notify Invecture of any claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of Kimber in connection with any of the Contemplated Transactions prior to the Effective Time. Kimber shall consult with Invecture prior to settling any such claim prior to the Effective Time and shall not settle or compromise, or agree to settle or compromise, any such claim prior to the Effective Time without the prior written consent of Invecture and the Offeror.

6.5	Cooperation

Kimber shall cooperate with any solicitation or information agent retained by Invecture or the Offeror, at Invecture’s sole expense and shall take, or refrain from taking, such action as may be reasonably requested by the Offeror, in furtherance of such cooperation.

6.6	Consents

Kimber shall use its commercially reasonable efforts to obtain any consent from or to provide notice to any person, in each case in form and substance acceptable to Invecture, from which consent is required or that has a right to receive notice in respect of this Agreement or the Contemplated Transactions.

ARTICLE 7
MUTUAL COVENANTS

7.1	Notice Provisions

(a)

Each party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts of which it is aware which occurrence or failure would, or would be reasonably likely to:

	(i)	cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect; or

(ii)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either party hereunder prior to the Expiry Time, the Take-Up Date or the Effective Time.

(b)

Each party will give prompt notice to the other if at any time before the Expiry Time it becomes aware that the Offer Documents, the Directors’ Circular, an application for an order, any registration, consent, circular or approval, or any other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in the light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Offer Documents, the Directors’ Circular, such application, registration, consent, circular, approval or filing, and the Offeror and the Company shall cooperate in the preparation of any amendment or supplement to the Offer Documents, the Directors’ Circular, application, registration, consent, circular, approval or filing, as required.

7.2	Additional Agreements and Filings

Subject to the terms and conditions herein provided, each of the parties agrees to use its reasonable efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Contemplated Transactions and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts:

(a)	to obtain all necessary or advisable consents, approvals, clearances and authorizations as are required or advisable to be obtained under applicable Laws;

(b)	to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Contemplated Transactions;

(c)	to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Contemplated Transactions;

(d)

to effect all necessary registrations and other filings and submissions of information requested by Governmental Entities or required under any Applicable Securities Laws, or any other Laws relating to the Contemplated Transactions;

(e)	to execute and deliver such documents as the other parties may reasonably require; and

(f)	to fulfil all conditions within its power and satisfy all provisions of this Agreement, the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

7.3	Pre-Acquisition Reorganization

Upon request by, and at the expense of, the Offeror, Kimber shall use commercially reasonable efforts, to (a) at least one Business Day prior to the day on which the Expiry Time occurs, effect such reorganizations of Kimber’s capital, structure, businesses, operations and assets or such other transactions as the Offeror may request (each a “Pre-Acquisition Reorganization”) and (b) as the Offeror, acting reasonably, may determine necessary or desirable to be undertaken in the manner in which it determines might most effectively be undertaken; provided that: (i) the Pre-Acquisition Reorganizations are not prejudicial to Kimber or its Subsidiaries or the Shareholders in any material respect (unless the Offeror provides an indemnity in connection therewith reasonably acceptable to Kimber); (ii) the Pre-Acquisition Reorganizations do not impair in any material respect the ability of the Offeror to consummate the Offer or materially delay the consummation of the Offer, including the take up and payment for the Common Shares under the Offer, provided that any delay that causes the Offer not to be consummated by the Outside Date shall be deemed to have caused a material delay; (iii) any Pre-Acquisition Reorganization shall be contingent upon the satisfaction or waiver by the Offeror of the conditions to the Offer set forth in Schedule A; (iv) any Pre-Acquisition Reorganization shall be effected immediately prior to any take up by the Offeror of the Common Shares deposited to the Offeror; (v) none of Kimber or its Subsidiaries shall be required to take any action that could result in Taxes being imposed on, or any adverse Tax or other consequences to, any Shareholder incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Offer in the absence of action being taken pursuant to this Section 7.3 and (vi) the Offeror reimburses Kimber for all fees, expenses and other obligations of Kimber and its Subsidiaries on a consolidated basis relating to any Pre-Acquisition Reorganization, including among other costs, the fees of its legal counsel, its auditors and financial advisors. The Offeror shall provide written notice to Kimber of any proposed Pre-Acquisition Reorganization at least ten (10) Business Days prior to the Expiry Time. Subject to the foregoing, upon receipt of such notice, the Offeror and Kimber shall work co-operatively and use commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The Offeror agrees to waive any breach of a representation, warranty or covenant by Kimber where such breach is a result of an action taken by Kimber with knowledge of Offeror in good faith or pursuant to a request by Offeror in accordance with this Section 7.3. The Offeror hereby agrees to indemnify and hold harmless Kimber from any costs or losses suffered as a direct result of any Pre-Acquisition Reorganization.

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Time or such other time as may be expressly stipulated in any of the sections below:

(a)	by mutual written consent of Invecture and Kimber;

(b)

by Kimber, if the Offeror has not mailed the Circular by the Latest Mailing Time (other than as a result of a default or breach by Kimber of a material covenant or obligation hereunder) or the Offer (or any amendment thereto other than as permitted hereunder or as has been mutually agreed by the Parties) does not conform in all material respects with this Agreement and such non-conformity is not cured within five (5) business days from the date of written notice thereof;

(c)

by Invecture, prior to mailing the Circular, if any condition to the obligation of the Offeror to make the Offer is not satisfied or waived before the Latest Mailing Time (other than as a result of a default or breach by Invecture or the Offeror of a material covenant or obligation hereunder);

(d)	by Invecture, if:

(i)

the Minimum Tender Condition is not satisfied at the Expiry Time (as such Expiry Time may be extended from time-to-time in accordance with this Agreement) and the Offeror has not elected to waive such condition as permitted by Section 2.1(g)(ii); or

(ii)

any other condition, other than the Minimum Tender Condition, of the Offer is not satisfied or waived at the Expiry Time (as such Expiry Time may be extended from time-to-time in accordance with this Agreement) (other than as a result of a default or breach by Invecture of a material covenant or obligation hereunder);

(e)

by either Kimber or Invecture, if the Offeror does not take up and pay for the Common Shares deposited under the Offer by the Outside Date, other than as a result of a default or breach by the party seeking to terminate this Agreement pursuant to this Section 8.1(e) of a material representation, warranty, covenant or obligation hereunder, provided however, that if the Offeror’s take-up and payment for Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a Governmental Entity or court of competent jurisdiction, or (ii) Invecture or the Offeror not having obtained any governmental or regulatory waiver, consent or approval referred to in paragraph (e) of Schedule A, then, provided that such injunction or order is being contested or appealed or such governmental or regulatory waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated pursuant to this Section 8.1(e) until the earlier of (A) the fifth business day following the date on which such injunction or order ceases to be in effect or such governmental or regulatory waiver, consent or approval is obtained, and (B) 180 days after the Offer is commenced;

(f)	by Invecture, if:

(i)	Kimber is in default of any covenant or obligation in Section 6.1,

(ii)	Kimber is in material default of any other covenant or obligation under this Agreement, or

(iii)	any representation or warranty of Kimber under this Agreement:

(A)	that is qualified by reference to a Material Adverse Change or materiality shall be untrue or incorrect in any respect; or

(B)	that is not qualified by reference to a Material Adverse Change or materiality shall be untrue or incorrect in any material respect;

where, in either case, such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to cause or result in a Material Adverse Change in respect of Kimber or would reasonably be expected to prevent, or materially impede, restrict or delay, consummation of the Offer; provided that, in each case, such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date which is ten calendar days from the date of written notice of such breach or failure and the business day prior to the Expiry Date;

(g)	by Kimber, if:

	(i)	Invecture or the Offeror is in material default of any covenant or obligation under this Agreement; or

(ii)

any representation or warranty of Invecture under this Agreement is untrue or incorrect in any material respect at any time prior to the Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer, provided that such right of termination shall not be available with respect to any breach that is capable of being cured and such breach has been cured by the earlier of the date which is ten days from the date of written notice of such breach and the business day prior to the Expiry Date;

(h)

by Invecture or Kimber, if any court of competent jurisdiction or other Governmental Entity having authority over the parties shall have issued an order, decree or ruling permanently enjoining or otherwise prohibiting any of the Contemplated Transactions (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable), which order, decree or ruling is final and non-appealable;

(i)	by Invecture, if:

(i)

the Board of Directors fails to publicly recommend the Offer as referred to in Section 2.2(a)(ii) or reaffirm its approval of the Offer within three calendar days of any written request by Invecture (or, if such request is made during a Right to Match Period, within two calendar days of the expiry of such period or, if such request is made within three calendar days of the scheduled expiry of the Offer and not during a Right to Match Period, prior to the scheduled expiry of the Offer);

(ii)	the Board of Directors or any committee thereof makes a Change of Recommendation; or

(iii)	the Board of Directors or any committee thereof recommends or approves, or publicly proposes to recommend or approve, an Acquisition Proposal;

(j)

by either Invecture or Kimber, if the Offer terminates, expires or is withdrawn at the Expiry Time without the Offeror taking up and paying for any of the Common Shares as a result of the failure of any condition to the Offer to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate this Agreement to perform the covenants or obligations required to be performed by it under this Agreement; or

(k)	by Kimber in order to accept, approve, recommend or enter into a binding written agreement with respect to a Superior Proposal subject, in each case, to compliance with Section 6.2 and Section 8.2(a).

8.2	Termination Payment

(a)

Invecture shall be entitled to a cash termination payment (the “Termination Payment”) in an amount equal to $500,000 upon the occurrence of any of the following events (each a “Termination Payment Event”), which shall be paid by Kimber within the time specified in respect of each such Termination Payment Event:

(i)

this Agreement is terminated pursuant to Section 8.1(f)(i) or Section 8.1(i) (except in a circumstance in which Kimber is entitled to terminate this Agreement pursuant to Section 8.1(e), Section 8.1(g)(i) or Section 8.1(h) and, as a consequence, the Board of Directors makes a Change of Recommendation), in which case the Termination Payment shall be paid to Invecture by 4:00 p.m. (Vancouver time) on the first business day after this Agreement is so terminated;

(ii)

this Agreement is terminated pursuant to Section 8.1(k), in which case the Termination Payment shall be paid to Invecture prior to or concurrently with entering into a definitive agreement with respect to the applicable Superior Proposal; or

	(iii)	this Agreement is terminated by Invecture pursuant to Section 8.1(d)(i) and:

(A)

following the date hereof and prior to the date on which this Agreement is terminated, an Acquisition Proposal is publicly announced or made by any person other than Invecture or a subsidiary of Invecture, or any person, other than Invecture or a subsidiary of Invecture, has publicly announced an intention to make an Acquisition Proposal; and

(B)	either

(1)

such Acquisition Proposal is completed within 6 months following the termination of this Agreement, in which case the Termination Payment shall be paid to Invecture concurrently with the completion of such Acquisition Proposal; or

(2)

an agreement in respect of such Acquisition Proposal is entered into by Kimber within 6 months following the termination of this Agreement and such Acquisition Proposal is completed at any time after the termination of this Agreement, in which case the Termination Payment shall be paid to Invecture concurrently with the completion of such Acquisition Proposal.

(b)

Upon written notice to Kimber, Invecture may assign its right to receive the Termination Payment to any affiliate or subsidiary of Invecture. The Termination Payment shall be paid by Kimber to Invecture or its assignee by wire transfer in immediately available funds to an account specified by Invecture. For greater certainty, the obligations of Kimber under this Section 8.2 shall survive the termination of this Agreement, regardless of the circumstances thereof.

(c)

Kimber acknowledges that the amount set out in Section 8.2(a) in respect of the Termination Payment represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs in the case of the Termination Payment, which Invecture will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Kimber irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(d)	For greater certainty, Kimber shall not be obligated to make more than one Termination Payment under this Section 8.2 if one or more of the events specified in Section 8.2(a) occurs.

8.3	Effect of Termination Payment

For greater certainty, the parties agree that the Termination Payment to be received pursuant to Section 8.2 is the sole remedy in compensation or damages of the party receiving such payment with respect to the events giving rise to the termination of this Agreement and the resulting payment of such amounts; provided, however, that nothing contained in this Section 8.3, and no payment of any such payment, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement, including the intentional, wilful or fraudulent making of a misrepresentation or intentional or wilful non-compliance with a covenant in this Agreement (including the Schedules hereto). Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 9
PRIVATE PLACEMENT

9.1	Private Placement

Subject to the terms and conditions of this Article 9, Invecture hereby subscribes for and agrees to purchase from Kimber, and Kimber agrees to sell and issue to Invecture, 20,000,000 Common Shares (the “Subscription Shares”) at a subscription price of Cdn$0.10 per share on the terms set out in this Article 9 (the “Private Placement”).

9.2	Representations, Warranties, Covenants and Acknowledgements of Invecture

In connection with the Private Placement under this Article 9, Invecture hereby represents and warrants to Kimber on the date hereof and on the Subscription Closing Date and hereby covenants and agrees with Kimber and acknowledges that Kimber is relying thereon, as the case may be, that:

(a)

Invecture is subscribing for the Subscription Shares as principal for its own account and not for the account or benefit of any other person, for investment purposes only, and not with a view to resell or otherwise distribute the Subscription Shares in violation of Applicable Securities Laws;

(b)	the agreement of Invecture to subscribe for the Subscription Shares constitutes a legal and binding obligation of Invecture;

(c)

neither Invecture nor any of its affiliates is the beneficial owner of, or exercises control or direction over, any Common Shares, excluding any Subscription Shares that may be acquired by Invecture under this Article 9;

(d)

Invecture has been advised to consult its own legal advisors with respect to trading in the Subscription Shares when issued and with respect to the resale restrictions imposed by Applicable Securities Laws and hereby acknowledges that no representation or warranty has been made respecting the hold periods imposed by Applicable Securities Laws or other applicable resale restrictions which restrict the ability of Invecture to resell the Subscription Shares, that Invecture is solely responsible to determine what these restrictions are and that Invecture is solely responsible (and Kimber is in no way responsible) for compliance with applicable resale restrictions;

(e)

Invecture is not in the United States and is not a “U.S. person” (as defined in Regulation S under the 1933 Act), and is not purchasing the Subscription Shares on behalf of, or for the account or benefit of, a person in the United States or a U.S. person;

(f)

the applicable representative of Invecture was outside the United States at the time it received any offer to purchase the Subscription Shares and this Agreement was executed by Invecture outside the United States;

(g)

Invecture will not offer, sell or otherwise dispose of the Subscription Shares in the United States or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the 1933 Act) unless such offer, sale or disposition is made in accordance with an exemption from the registration requirements of the 1933 Act and in compliance with the securities laws of all applicable states of the United States;

(h)	Invecture hereby acknowledges and consents to the placement of the following legend on any certificate evidencing the Subscription Shares issued to Invecture:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE.>

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

(i)

Invecture has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the agreement of Invecture to purchase the Subscription Shares and if any person establishes a claim that any fee or other compensation is payable in connection with the agreement of Invecture to purchase the Subscription Shares, Invecture hereby covenants and agrees to indemnify and hold harmless Kimber with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

(j)

the purchase of the Subscription Shares under this Article 9, the compliance by Invecture with this Article 9 and the completion by Invecture of the Private Placement will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any provision of the constating documents of Invecture, Applicable Securities Laws or any other law applicable to Invecture, any agreement to which Invecture is a party or any judgment, decree, order, statute, rule or regulation applicable to Invecture;

(k)

if required by Applicable Securities Laws or Kimber, Invecture will execute, deliver and file or assist Kimber in filing such reports, undertakings and other documents with respect to the issue and sale of the Subscription Shares as may be required by Securities Authorities;

(l)

Invecture has not received or been provided with a prospectus or an offering memorandum, within the meaning of Applicable Securities Laws, or any sales or advertising literature in connection with the agreement to purchase the Subscription Shares;

(m)

the subscription for the Subscription Shares has not been made through or as a result of, and the distribution thereof is not being accompanied by, any advertisement, including without limitation, printed public media, radio, televisions or telecommunications, including electronic display, or as part of a general solicitation; and

(n)

there are risks associated with the Private Placement and the acquisition of the Subscription Shares thereunder and Invecture is knowledgeable and experienced in business and financial matters and is capable of evaluating the merits and risks of purchasing the Subscription Shares and fully understands the restrictions on the resale of the Subscription Shares and is capable of bearing the economic risk of the investment.

9.3	Representations and Warranties of Kimber

In connection with the Private Placement under this Article 9, Kimber hereby represents and warrants to Invecture on the date hereof and on the Subscription Closing Date, hereby covenants and agrees with Invecture and hereby acknowledges that Invecture is relying upon such representations and warranties that:

(a)	the representations and warranties of Kimber in this Agreement are true and correct;

(b)

the Subscription Shares will be issued as outstanding Common Shares registered in the name of Invecture (or as Invecture may direct in writing) on the Subscription Closing Date and, upon receipt of the aggregate subscription price, will be fully paid and non- assessable shares free and clear of any Encumbrances;

(c)

the completion by Kimber of the Private Placement does not and will not contravene, conflict with or result in a violation of the notice of articles, articles or resolutions of Kimber or the terms of any agreement or instrument to which Kimber is a party or result in the triggering of any registration rights, rights to acquire Common Shares or consent obligations on Kimber pursuant to any agreement or instrument to which Kimber is a party;

(d)

none of Kimber, its affiliates (as defined under the 1933 Act) or any person acting on its or their behalf has engaged, or will engage, in any “directed selling efforts” (as such term is defined in Regulation S under the 1933 Act) in connection with the offer and sale of the Subscription Shares;

(e)

Kimber, its affiliates and any person acting on its or their behalf have complied, and will comply, with the requirements for an “offshore transaction” (as such term is defined in Regulation S under the 1933 Act) under Rule 903 of Regulation S under the 1933 Act in connection with the offer and sale of the Subscription Shares; and

(f)

no order ceasing or suspending trading in securities of Kimber nor prohibiting the sale of any such securities has been issued and is outstanding against Kimber or its directors, officers or promoters.

9.4	Survival of Representations

The representations and warranties of Invecture and Kimber contained in Sections 9.2 and 9.3, respectively, shall survive the closing of the transactions contemplated in this Article 9 for a period ending on the earlier of (i) the Expiry Time and (ii) one year after the Subscription Closing Date.

9.5	Covenants of Kimber

In connection with the Private Placement, Kimber hereby covenants and agrees with Invecture that Kimber will, until the Expiry Time, file all such reports, statements or other documents as may be necessary or desirable, and otherwise use commercially reasonable efforts to maintain in good standing the status of Kimber under Applicable Securities Laws as a “reporting issuer” and the listing of the Common Shares on the TSX.

9.6	Conditions Precedent to Obligations of Invecture and Offeror

The obligation of Invecture to complete the Private Placement is subject to the satisfaction of each of the following conditions on or before the Subscription Closing Date, as the case may be, which conditions are for the sole benefit of Invecture and may be waived by it in whole or in part by notice in writing to Kimber without prejudice to the rights of Invecture to rely on any other condition:

(a)	on the Subscription Closing Date Kimber shall have delivered to Invecture:

(i)	a certificate of two officers of Kimber confirming that:

(A)

the representations and warranties of Kimber set forth in Section 9.3 and Article 4 that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” are true and correct as of the Subscription Closing Date as if made on and as of such date (except to the extent that such representations and warranties represent and warrant certain facts or information as at an earlier specified date, in which event such representations and warranties truly and correctly represent such facts and information as of such earlier specified date), and all other such representations and warranties that are not so qualified shall be true and correct in all material respects as of the Subscription Closing Date as if made on and as of such date (except to the extent that such representations and warranties represent and warrant certain facts or information as at an earlier date , in which event such representations and warranties truly and correctly represent such facts and information as of such earlier date); and

(B)	Kimber has performed all obligations and covenants to be performed by it under this Article 9 in all material respects; and

(ii)

a legal opinion from legal counsel to Kimber, dated the Subscription Closing Date and addressed to Invecture and its legal counsel, (i) that Kimber is a valid and subsisting company; (ii) that there are no restrictions on the corporate power and capacity of Kimber to own property and assets and carry on business; (iii) that there are no restrictions on the corporate power and capacity of Kimber to enter into the Agreement or to carry out its obligations thereunder, including its obligations to complete the transactions contemplated by this Article 9; (iv) that the execution and delivery by Kimber of the Agreement and the performance by Kimber of its obligations thereunder, including its obligations to complete the transactions contemplated by this Article 9, have been duly authorized by all necessary corporate action on the part of Kimber; (v) with respect to the authorized capital of Kimber; (vi) with respect to the Agreement having been duly executed and delivered by Kimber and the provisions of Article 9 being enforceable against Kimber in accordance with their terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditor’s rights and the availability of equitable remedies; (vii) that the Subscription Shares have been duly authorized and, upon receipt of the subscription price, will be validly issued and fully paid and non-assessable; (viii) that the listing of the Subscription Shares on the TSX has been approved by the TSX, subject only to Kimber fulfilling the requirements specified in the conditional approval letter form the TSX regarding the listing of such shares; (ix) that the execution and delivery of the Agreement by Kimber and the performance by Kimber of its obligations thereunder, including its obligations to complete the transactions contemplated by this Article 9, do not and will not violate, contravene or breach any provision of (A) the notice of articles or articles of Kimber or (B) the laws of the Province of British Columbia and the federal laws of Canada applicable therein; (x) that the issuance of the Subscription Shares will be exempt from the prospectus and dealer registration requirements under Applicable Securities Laws, and (xi) that the first trade of the Subscription Shares shall not be deemed to be a “distribution” (within the meaning of that expression under Applicable Securities Laws) provided that the trade is not a “control distribution” (within the meaning of that expression as used under Applicable Securities Laws) and other resale restrictions contemplated under Natural Instrument 45-102 – Resale of Securities are satisfied, which opinion will be in form and substance acceptable to Invecture and its legal counsel, acting reasonably.

(b)	there shall be no prohibition at law under any Applicable Laws against the issuance of the Subscription Shares;

(c)	the conditional approval of the TSX for the listing of the Subscription Shares shall have been obtained by Kimber on terms and conditions satisfactory and acceptable to Invecture;

(d)

(i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods required to permit the completion of the Private Placement and (ii) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments, supplements and modifications to agreements, indentures or arrangements, in each case considered necessary or desirable by Invecture in connection with the Private Placement, acting reasonably, shall have been obtained or received on terms that are reasonably satisfactory to Invecture;

(e)	the Lock-Up Agreements shall have been executed and shall remain in full force and effect and shall not have been terminated or breached.

9.7	Right of Termination

If the conditions precedent to the obligations of Invecture set forth in Section 9.6 have not been satisfied or waived on or before October 2, 2013, this Agreement may be terminated by Invecture at any time by notice to Kimber.

9.8	Payment of Subscription Proceeds

Kimber shall provide to Invecture instructions regarding the bank account of Kimber in Canada in which it wishes the subscriptions proceeds to be paid. Subject to the terms of this Article 9, the Private Placement will be closed as soon as reasonably practicable after the date on which the conditions set forth in Section 9.6 have been satisfied or waived and no later than October 2, 2013 (the “Subscription Closing Date”).

9.9	Use of Proceeds

The proceeds from the Private Placement shall be used by Kimber in accordance with the budget set out in the Disclosure Letter.

ARTICLE 10
ACQUISITION OF LOAN

10.1	Consent

Kimber hereby consents to the acquisition by Invecture of the Loan from Sprott.

ARTICLE 11
GENERAL PROVISIONS

11.1	Amendment

This Agreement may not be amended except by an instrument signed by each of the parties hereto.

11.2	Waiver

At any time prior to the termination of this Agreement pursuant to Section 8.1, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto or (ii) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

11.3	Directors’ and Officers’ Insurance

From and after the Effective Time, Invecture and the Offeror agree that for the period from the Effective Time until six years after the Effective Time, Invecture and the Offeror will cause Kimber or any successor to Kimber to maintain Kimber’s current directors’ and officers’ liability insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Kimber than those contained in the policy in effect on the date hereof, for all present and former directors and officers of Kimber and the Subsidiaries covering claims made prior to or within six years of the Effective Time, provided, however, that Invecture and the Offeror will not be required, in order to maintain or cause to be maintained such directors’ and officers’ liability insurance policy, to pay an annual premium in excess of 250% of the cost of the existing policy; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 250% of such amount, Invecture and the Offeror shall only be required to obtain or cause to be obtained as much coverage as can be obtained by paying an annual premium equal to 250% of such amount. Alternatively, prior to the Effective Time, Invecture, the Offeror or Kimber may purchase as an extension to Kimber’s current directors’ and officers’ liability insurance policies, 6 year run-off insurance providing such coverage for such persons on terms comparable to those contained in Kimber’s current insurance policies, provided that the premium will not exceed 250% of the premium currently charged to Kimber for directors’ and officers’ liability insurance, and in such event none of Invecture, the Offeror or Kimber or the Subsidiaries will have any further obligation under this Section 11.3.

11.4	Public Statements

Except as required by applicable Laws or applicable stock exchange requirements, neither Invecture nor Kimber shall make any public announcement or statement with respect to the Offer, this Agreement, the financial condition, properties, assets or liabilities of Kimber without the approval of the other party, such approval not to be unreasonably withheld or delayed, except to the extent necessary to comply with Law or applicable stock exchange requirements. Moreover, in any event, each party agrees to give prior notice to the other of any such public announcement relating to the Offer or this Agreement and agrees to consult with the other prior to issuing each such public announcement. Each of Invecture and Kimber agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of Invecture, its intention to cause the Offeror to make the Offer, which press release shall, in each case, be satisfactory in form and substance to the other party, acting reasonably.

11.5	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same in person or sending same by overnight courier addressed to the party to which the notice is to be given at its address for service herein with a copy to be sent to the party by e-mail on or before the next day. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, the next succeeding business day) unless actually received after 4:30 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

The address for service for each of the parties hereto shall be as follows:

(a)	if to Kimber:

Kimber Resources Inc.
220 – 800 West Pender Street
Vancouver, BC V6C 2V6

Attn: Gordon Cummings
E-mail: gcummings@kimberresources.com

with a copy (which shall not itself constitute notice) to:

Stikeman Elliott LLP
1700, Park Place, 666 Burrard Street
Vancouver, BC V6C 2X8

Attn: Neville McClure
E-mail: nmcclure@stikeman.com

(b)	if to Invecture

Invecture Group, S.A. de C.V.
Montes Urales 750 Piso 3
CP11000 México, D.F.

Attn: John Detmold and Jose Luis Ramos
E-mail: jdetmold@invecture.com and jose.l.ramos@invecture.com with a copy (which shall not itself constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, PO Box 49314
Suite 2600, Three Bentall Centre
Vancouver, BC V7X 1L3

Attn: Bob Wooder
E-mail: bob.wooder@blakes.com

(c)	if to the Offeror:

Invecture Group, S.A. de C.V.
Montes Urales 750 Piso 3
CP11000 México, D.F.

Attn: John Detmold and Jose Luis Ramos
E-mail: jdetmold@invecture.com and jose.l.ramos@invecture.com with a copy (which shall not itself constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, PO Box 49314
Suite 2600, Three Bentall Centre
Vancouver, BC V7X 1L3

Attn: Bob Wooder
E-mail: bob.wooder@blakes.com

11.6	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Agreement.

11.7	Contra Proferentum

The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

11.8	No Third Party Beneficiaries

This Agreement is not intended to confer on any person other than the parties, any rights or remedies except that the provisions of Sections 11.1 and 11.11 are (i) intended for the benefit of the persons specified therein as and to the extent applicable in accordance with their terms, and will be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives and Kimber will hold the rights and benefits of Sections 11.1 and 11.11 in trust for and on behalf of such persons and Kimber hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such persons as directed by such persons, and (ii) in addition to, and not in substitution for, any other rights that such persons may have by contract or otherwise.

11.9	Entire Agreement

This Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

11.10	Equitable Remedies

The parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledge and hereby agree that in the event of any breach or threatened breach by Kimber, on the one hand, or Invecture or the Offeror, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Kimber, on the one hand, and Invecture and the Offeror, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each of the parties hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other party under this Agreement. The parties further agree that (x) by seeking the remedies provided for in this Section 11.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.10 are not available or otherwise are not granted, and (y) nothing set forth in this Section 11.10 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.10 prior or as a condition to exercising any termination right under Article 8 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 8 or pursue any other remedies under this Agreement that may be available then or thereafter.

11.11	Director and Officer Liability

No director or officer of Invecture or the Offeror shall have any personal liability whatsoever to Kimber or any third party beneficiary under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Invecture or the Offeror. Except pursuant to the Lock-Up Agreements, no director or officer of Kimber shall have any personal liability whatsoever to Invecture or the Offeror under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Kimber.

11.12	Assignment

This Agreement shall not be assigned by operation of Law or otherwise other than as expressly permitted by this Agreement. This Agreement may be assigned by Kimber with the prior written consent of Invecture and the Offeror and may be assigned by Invecture or the Offeror with the prior written consent of Kimber. Each of Invecture and the Offeror may assign all of or any part of its rights and/or obligations under this Agreement to an affiliate without the consent of Kimber.

11.13	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of British Columbia.

11.14	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart. The parties shall be entitled to rely upon delivery of an executed facsimile, PDF email transmission or similar executed electronic copy of this Agreement, and such facsimile, PDF email transmission or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the parties.

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

INVECTURE GROUP S.A. de C.V.

By: "Michael John Detmold"
Name: Michael John Detmold
Title: Attorney in Fact

KIMBER RESOURCES INC.

By: "Gordon Cummings"
Name: Gordon Cummings
Title: President and CEO

A-1

SCHEDULE A CONDITIONS
OF THE OFFER

Notwithstanding any other provision of the Agreement to which this Schedule is attached, the Offeror shall have the right to withdraw the Offer and not take up and pay for any Common Shares deposited under the Offer, and will have the right to extend the period of time during which the Offer is open for acceptance, unless all of the following conditions are satisfied or waived by Invecture and the Offeror at or prior to the Expiry Time:

(a)

there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time not less than 66⅔% of the Common Shares then outstanding, excluding the Common Shares issued under the Private Placement (the “Minimum Tender Condition”);

(b)

the Offeror shall have determined that neither Kimber nor the Subsidiaries shall have taken or proposed to take any action, or disclosed any previously undisclosed action taken by them, that has caused or resulted in, or would be reasonably likely to cause or result in, a Material Adverse Change in respect of Kimber taken as a whole;

(c)

there shall not exist or have occurred any Material Adverse Change in respect of Kimber (i) since the date of this Agreement or (ii) prior to the date of this Agreement that has not previously been disclosed to Invecture or the public generally;

(d)	Kimber’s consent to the acquisition by Invecture of Loan from Sprott shall be ongoing and shall not have been revoked or withdrawn;

(e)	the Private Placement shall have been completed;

(f)

the Regulatory Approvals and any other requisite government or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals, clearances, or exemptions (including, without limitation, those of any stock exchange or other securities regulatory authorities) that are, as determined by the Offeror, acting reasonably, necessary or desirable to complete the Offer or, if applicable, a Compulsory Acquisition or Subsequent Acquisition Transaction, or to prevent the occurrence of a Material Adverse Change as a result of the completion of the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained or concluded on terms and conditions satisfactory to the Offeror, acting reasonably, or, in the case of waiting or suspensory periods, expired or been terminated;

(g)

the Offeror shall have determined, acting reasonably, that (i) no act, action, suit or proceeding, shall have been threatened, taken or commenced by or before, and no judgement or order shall have been issued by, any private person (including, without limitation, any individual, corporation, firm, group or other entity), Government Official or Governmental Entity in Canada, the United States or elsewhere, any domestic or foreign court, tribunal or other regulatory authority or any other person in any case, whether or not having the force of Law, and (y) no Laws shall have been proposed, enacted, promulgated, amended or applied, in either case:

(i)

to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the making of the Offer, the purchase by or the sale to the Offeror of the Common Shares, the right of the Offeror to own or exercise

A-2

full rights of ownership over the Common Shares, or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction or which could have any such effect; or

(ii)	which has caused or resulted in, or could reasonably be expected to cause or result in, a Material Adverse Change in respect of Kimber;

(h)

the Offeror shall have determined that there does not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(i)

Kimber has taken all corporate or other actions necessary to ensure that all outstanding Options will have been exercised in full, cancelled or surrendered, or otherwise dealt with on terms and conditions satisfactory to the Offeror, acting reasonably, as at the Effective Time; and

(j)	at the Expiry Time:

(i)	Kimber shall have complied in all material respects with its covenants and obligations under the Agreement to be complied with at or prior thereto;

(ii)

all representations and warranties made by Kimber in the Agreement shall be true and correct as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Change qualification already contained within such representation and warranty, except where such inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Change in respect of Kimber; and

(iii)

the representation and warranties of Kimber in Section 2 of Schedule C of the Agreement shall be true and correct in all material respects, other than with respect to exercises of Convertible Securities.

(k)	the Agreement to which this Schedule A is attached shall not have been terminated by Invecture or Kimber in accordance with its terms.

The foregoing conditions are for the exclusive benefit of Invecture and the Offeror and may be asserted by Invecture and the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by Invecture or the Offeror. Invecture and the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time-to-time without prejudice to any other rights which Invecture or the Offeror may have, subject to the terms of the Agreement to which this Schedule A is attached. The failure by Invecture or the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time-to-time.

B-1

SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF INVECTURE AND THE OFFEROR

1.	Organization

Each of Invecture and the Offeror has been duly incorporated or formed under the Laws of its jurisdiction of incorporation or formation. Each of Invecture and the Offeror is validly existing and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted.

2.	Authority and No Violation

(a)

Each of Invecture and the Offeror has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Invecture and the Offeror and the consummation by the Offeror of the Offer have been duly authorized by the board of directors of Invecture and the Offeror and no other corporate proceedings on its part are necessary to authorize this Agreement or the Offer. This Agreement has been duly executed and delivered by Invecture and the Offeror and constitutes a legal, valid and binding obligation of Invecture and the Offeror, enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

(b)

The authorization of this Agreement, the execution and delivery by Invecture and the Offeror of this Agreement and the performance by Invecture and the Offeror of its obligations under this Agreement, and the consummation of the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of:

(i)	Invecture or the Offeror’s certificate of incorporation, articles, by-laws or other charter documents;

(ii)

any applicable Laws, except to the extent that the violation or breach of, or default under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to materially adversely affect the ability of Invecture or the Offeror to perform its obligations under this Agreement; or

(iii)	any judgment, decree, order or award of any Governmental Entity or arbitrator.

(c)

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Invecture or the Offeror in connection with the consummation of the transactions contemplated by the Offer and this Agreement other than those which are contemplated by the Offer and this Agreement, except for such consents, approvals, orders or authorizations, or declarations or filings, as to which the failure to obtain or make would not, individually or the in aggregate, prevent or materially delay the consummation of the transactions contemplated by the Offer and this Agreement.

B-2

3.	Financing Arrangements

Invecture and the Offeror have made adequate arrangements to ensure that the required funds are available to effect payment in full of the consideration for all of the Common Shares acquired pursuant to the Offer.

4.	Investment Canada Act

The Offeror is a “WTO investor” within the meaning of the Investment Canada Act.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF KIMBER

Kimber represents and warrants to and in favour of Invecture and the Offeror as follows, subject in each case to such exceptions as are set forth in the Disclosure Letter delivered concurrently with the execution of this Agreement, it being acknowledged and agreed that any exception set forth in a specific section of the Disclosure Letter shall qualify the representation and warranty in the corresponding section of this Schedule C.

1.	Organization

(a)

Kimber and each of the Subsidiaries has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. Kimber has no subsidiaries other than the Subsidiaries. All of the outstanding shares of the Subsidiaries are held directly by Kimber and are validly issued, fully paid and non-assessable and are beneficially owned by Kimber free and clear of any Encumbrances. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any person the right to acquire any shares or other ownership interests, legal or beneficial, in any of the Subsidiaries. Kimber does not hold any equity interest, or right to acquire an equity interest, in any person, other than its interest in the Subsidiaries.

(b)

Kimber and each of the Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Change in respect of Kimber.

2.	Capitalization

(a)	The authorized capital of Kimber consists of an unlimited number of Common Shares.

(b)	As at the date of this Agreement:

(i)	there are 84,697,876 Common Shares issued and outstanding;

(ii)

there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Kimber or the Subsidiaries to issue or sell any shares of Kimber or the Subsidiaries or securities or obligations of any kind convertible into or exchangeable or exercisable for any shares of Kimber or the Subsidiaries, other than Options to purchase 3,379,015 Common Shares, expiring between October 9, 2013 and April 18, 2018 with exercise prices ranging from $0.215 to $1.60 per Option, and all of which are or will become exercisable upon the making of the Offer;

(c)

Kimber has provided to Invecture, for all of the outstanding Options, a true and complete list setting out the name of each holder of an Option, the number of Options held by such person and the exercise price, date of grant, vesting schedule and expiry date of each such Option, as well as a true and complete copy of the Stock Option Plan.

(d)

All outstanding Common Shares and the Common Shares to be issued on the exercise of Options have been duly authorized. The outstanding Common Shares are, and the Common Shares to be issued on the exercise of Options will be when issued, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

(e)

There are no outstanding bonds, debentures or other evidences of indebtedness of Kimber or any Subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Common Shares on any matter. There are no outstanding obligations of Kimber or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Common Shares or with respect to the voting or disposition of any outstanding securities of Kimber or any Subsidiary. No holder of securities issued by Kimber or any Subsidiary has any right to compel Kimber to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.

3.	Authority and No Violation

(a)

Kimber has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Kimber and the consummation by Kimber of the Offer have been duly authorized by the Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Offer, other than with respect to the Directors’ Circular and other matters relating solely thereto. This Agreement has been duly executed and delivered by Kimber and constitutes a legal, valid and binding obligation of Kimber, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

(b)

The authorization of this Agreement, the execution and delivery by Kimber of this Agreement and the performance by it of its obligations under this Agreement and the consummation of the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction will not:

(i)

result (with or without notice or the passage of time) in a violation or breach of or constitute a default under, require an Authorization to be obtained under or give rise to any third party right of termination, amendment, cancellation, acceleration, penalty or payment obligation or right of purchase or sale or pre- emptive or participation right under, any provision of:

(A)	its or any Subsidiary’s certificate of incorporation, articles, by-laws, notice of articles or other charter documents or the agreements covering the Project;

(B)

any applicable Laws, except to the extent that the violation or breach of, or default under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change in respect of Kimber;

(C)

any note, bond, mortgage, indenture, instrument, contract, agreement, lease, Authorization, Concession or government grant or licence to which Kimber or any Subsidiary is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change in respect of Kimber; or

(D)

any judgment, decree, order or award of any Governmental Entity or arbitrator, except to the extent that the violation or breach of, or default under, any such judgment, decree, order or award, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change in respect of Kimber;

(ii)

give rise to any right of termination, amendment, acceleration or cancellation of indebtedness of Kimber or any Subsidiary, or cause any available credit of Kimber or any Subsidiary which is material to Kimber and the Subsidiary, taken as a whole, to cease to be available, or cause any security interest in any assets of Kimber or any Subsidiary to become enforceable or realizable, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change in respect of Kimber;

(iii)

give rise to any rights of first refusal or trigger any change in control provisions or any restriction or limitation under any such note, bond, mortgage, indenture, contract, agreement, lease, Authorization, Concession or government grant or licence, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change in respect of Kimber; or

(iv)

result in the imposition of any Encumbrance upon any assets of Kimber or any Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change in respect of Kimber.

(c)

No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained by Kimber in connection with the consummation of the transactions contemplated by the Offer and this Agreement other than those which are expressly contemplated by the Offer and this Agreement and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change in respect of Kimber or be reasonably likely to materially delay the consummation of the transactions contemplated by the Offer and this Agreement.

(d)

To the knowledge of Kimber, there are no pending changes to applicable Laws or governmental position that would render illegal, or materially restrict, the development and exploitation of the Project by the Offeror and Invecture or that could reasonably be expected to materially affect the Project or the business of Kimber or the business or legal environment under which Kimber operates.

4.	Public Filings

Kimber has filed all material documents or information required to be filed by it under Applicable Securities Laws and by the TSX.

All of the Kimber Public Documents, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities. All of the Kimber Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. All of the Kimber Public Documents are publicly available on SEDAR. Kimber has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential. There is no material fact concerning Kimber which has not been disclosed in the Kimber Public Documents filed and available on SEDAR on or before the date hereof.

5.	Financial Statements

The audited financial statements of Kimber (including any related notes thereto) for the fiscal year ended June 30, 2012, and the interim financial statements for the period ended March 31, 2013 have been, and all financial statements of Kimber that are publicly filed prior to the Expiry Time will be, prepared in accordance with IFRS and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position and results of operations of Kimber for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto). Such financial statements reflect appropriate and adequate reserves in accordance with IFRS in respect of contingent liabilities, if any, of Kimber. There has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with Kimber’s auditors.

6.	Liabilities and Indebtedness

Except as disclosed in the Kimber Public Documents, neither Kimber nor any Subsidiary has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), or any obligation to issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other person, other than any such liabilities or obligations incurred in the ordinary course of business since March 31, 2013 or pursuant to the terms of this Agreement.

7.	Brokerage Fees

(a)

Kimber has not retained nor will it retain any financial advisory, broker, agent or finder or paid or agreed to pay any financial advisory, broker, agent or finder on account of this Agreement or any transaction contemplated hereby except for fees payable to Primary Capital Inc.;

(b)

Kimber has delivered to Invecture true and correct copies of all agreements between Kimber and its financial advisor which could give rise to a payment of any fees to such financial advisor. Other than the foregoing, Kimber has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finders’ fees, agents’ commission or other similar forms of compensation with respect to the transactions contemplated by this Agreement.

8.	Books and Records

(a)	The financial books, records and accounts of Kimber and the Subsidiaries, in all material respects:

(i)	have been maintained in accordance with IFRS on a basis consistent with prior years;

(ii)	are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Kimber and the Subsidiaries; and

(iii)	accurately and fairly reflect the basis for Kimber financial statements.

(b)	Neither Kimber nor any Subsidiary have maintained or maintains any slush fund, off- book account, or unrecorded transactions.

9.	Absence of Certain Changes or Events

Since March 31, 2013, except as disclosed in the Kimber Public Documents filed and available on SEDAR on or before the date hereof, and other than for the purposes of the transactions contemplated herein:

(a)	Kimber and the Subsidiaries have conducted its business only in the ordinary course of business consistent with past practice;

(b)	there has not occurred one or more changes, events or occurrences which would, individually or in the aggregate, be reasonably likely to result in a Material Adverse Change in respect of Kimber;

(c)

neither Kimber nor any Subsidiary has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change in respect of Kimber;

(d)

there has not been any incurrence, assumption or guarantee by Kimber or any Subsidiary of any debt for borrowed money, any creation or assumption by Kimber or any Subsidiary of any Encumbrance, or any making by Kimber or any Subsidiary of any loan, advance or capital contribution to or investment in any other person; and

(e)	Kimber has not effected any change in its accounting methods, principles or practices except as required by law.

10.	No Default

Neither Kimber nor any Subsidiary, nor, to the knowledge of Kimber, any other party thereto, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or would trigger a right of termination under: (i) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which Kimber or any Subsidiary is a party; or (ii) any other contract, agreement, lease, letter of intent, offer, Authorization or government grant or other instrument or obligation, which would individually or in the aggregate, be reasonably expected to have a Material Adverse Change in respect of Kimber.

11.	Litigation

There is no claim, action, proceeding or, to the knowledge of Kimber, investigation that has been commenced or is pending or, to the knowledge of Kimber, threatened against Kimber or any Subsidiary or affecting any of its property or assets before any Governmental Entity or otherwise which, if determined adversely to Kimber or the Subsidiary, as the case may be, would, individually or in the aggregate:

(a)

reasonably be expected to involve allegations of violations of criminal law or have a Material Adverse Change in respect of Kimber, nor is Kimber aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success;

(b)

reasonably be expected to prevent or materially delay the consummation of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction or to have a Material Adverse Change on Invecture if the Offer, any Compulsory Acquisition or any Subsequent Acquisition is consummated; or

(c)	reasonably be expected to prevent or materially restrict or delay the exploration, development or exploitation of the Project.

12.	Compliance with Laws

Kimber and the Subsidiaries have complied with in all material respects and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change with respect to Kimber, or which would not materially impair the ability of Kimber to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

13.	Employment Matters

(a)

Except as disclosed in the Kimber Public Documents or as indicated in the Disclosure Letter, no person is a party to or a participant in any agreement, arrangement, plan, obligation or understanding providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of, or independent contractor to, Kimber or any Subsidiary following a change of control of Kimber and there are no written or oral agreements, arrangements, plans, obligations or understandings providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of, or independent contractor to, Kimber or any Subsidiary following a change of control of Kimber.

(b)

Except as disclosed in the Kimber Public Documents, neither Kimber nor any Subsidiary is a party to any employment, engagement or similar agreement with any director or officer of Kimber or any Subsidiary.

(c)

Except as disclosed in the Kimber Public Documents, Kimber has not declared or paid, or committed to declare or pay, any amount to any person in respect of a performance or incentive or other bonus in respect of all or any part of its fiscal year ended on June 30, 2012 or its fiscal year ending on June 30, 2013 or in connection with the completion of the transactions contemplated by the Offer and this Agreement.

(d)	Except as disclosed in the Kimber Public Documents, neither Kimber nor any Subsidiary is a party to any collective bargaining agreement or subject to any application for certification or threatened or apparent union-organizing campaign and there are no current, pending or threatened strikes, lockouts or other labour disputes or disruptions involving Kimber or any Subsidiary.

14.	Tax Matters

Except in each case as would not, individually or in the aggregate, result in a Material Adverse Change:

(a)

Kimber and each Subsidiary have duly and in a timely manner filed all Tax Returns required to be filed by it and all such returns are correct and complete in all respects and fully disclose the income and expenses as required or permitted by applicable Law. Kimber and each Subsidiary have paid on a timely basis all Taxes, including instalments, which are due and payable, and have paid all assessments and reassessments, and all other Taxes, governmental charges, penalties, interest and fines due and payable by it on or before the date hereof, other than those which are being contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of Kimber. Adequate provision has been made on the financial statements of Kimber for amounts at least equal to the amount of all Taxes assessed and all Taxes owing by Kimber and each Subsidiary that are not yet due and payable and that relate to periods ending on or prior to the date of this Agreement, including income taxes, in conformity with IFRS and all other applicable accounting rules and principles and, since the dates of such financial statements, neither Kimber nor any Subsidiary has incurred any liability for Taxes other than in the ordinary course of business. Except as disclosed in the Kimber Public Documents filed and available on SEDAR on or before the date hereof, no deficiencies exist or have been asserted with respect to Taxes of Kimber or any Subsidiary and there are no actions, suits, proceedings, investigations or claims outstanding, pending or, to the knowledge of Kimber, threatened against Kimber or any Subsidiary in respect of any Taxes or “tax asset” or assessments or any matters under discussion with any Governmental Entity relating to any Taxes or “tax asset” or assessments asserted by any such authority. For purposes of this Section, the term “tax asset” shall include but is not limited to any net operating losses, non-capital losses, net capital losses, Tax Pools, investment tax credits, foreign tax credit or any other credit or Tax attribute which could reduce Taxes.

(b)

Neither Kimber nor any Subsidiary are party to any material tax sharing agreement, tax indemnification agreement or other agreement or arrangement relating to Taxes with any person (other than Kimber or a Subsidiary). For greater certainty, and without limiting the generality of the foregoing, neither Kimber nor any Subsidiary has requested, or entered into any agreement or other arrangement or executed any waiver providing for, any extension of time within which:

(i)	to file any elections, designations or similar filings relating to any Taxes for which Kimber or any Subsidiary is or may be liable;

(ii)	Kimber or any Subsidiary is required to pay or remit any Taxes or amounts on account of Taxes (other than any Taxes being appealed); or

(iii)	any Governmental Authority may assess or collect any Taxes for which Kimber or any Subsidiary is or may be liable.

(c)

Each of Kimber and the Subsidiaries have withheld from each payment made to all of its current and former officers, directors and employees, all persons who are and who are deemed to be non-residents of Canada for purposes of the Tax Act and from each other payment of any nature made to any person, the amount of all Taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and have paid the same to the applicable Governmental Entity within the time required under applicable Law.

(d)

Neither Kimber nor any Subsidiary has claimed (or will claim) any reserves under the Tax Act or any equivalent provincial or territorial legislation for its taxation year ending on or before the Effective Time.

(e)

Neither Kimber nor any Subsidiary is party to any agreement for the issuance of “flow- through shares” (as defined in the Tax Act) for which the required expenditures have not been incurred and renounced in accordance with such agreements.

15.	Material Contracts

(a)

Other than the contracts listed in Section 15 of the Disclosure Letter, there is no contract (or amendment thereto) to which Kimber or any Subsidiary is a party or by which any of them or their respective properties or assets are bound that: (i) is material to the operational activities of Kimber and the Subsidiaries in connection with the Project; (ii) if terminated, would reasonably be expected to have a Material Adverse Change in respect of Kimber; (iii) is a contract that contains any non-competition obligations or otherwise restricts in any material way the business of Kimber or the Subsidiaries, (iv) is with a Governmental Entity or Government Official, or Person of Concern, or (v) is otherwise material to Kimber (collectively, the “Material Contracts”). Except as set forth in the Disclosure Letter, all Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Kimber or the Subsidiaries in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity). Kimber and the Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not to the knowledge of Kimber alleged to be, (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, except for any such breach or default which would not reasonably be expected to result in a Material Adverse Change with respect to Kimber. A true and complete copy of each Material Contract has been made available to Invecture before the date hereof.

(b)

No consent, waiver or approval from other parties to the Material Contracts is required to be obtained by Kimber or any of the Subsidiaries in connection with this Agreement or the completion of the Contemplated Transactions.

16.	Related Party Transactions

Neither Kimber nor any Subsidiary is indebted to any director, officer, employee or agent of, or independent contractor to, Kimber or any Subsidiary or any of their respective affiliates or associates except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses. Except as disclosed in the Kimber Public Documents filed and available on SEDAR, on or before the date hereof, no director, officer, employee or agent of Kimber or any of the Subsidiaries or any of their respective affiliates or associates is a party to any loan, contract, arrangement or understanding or other transactions with Kimber or any Subsidiary required to be disclosed pursuant to Applicable Securities Laws.

17.	Mineral Resources

The estimated indicated, measured and inferred mineral resources disclosed in the Kimber Public Documents have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral resources or mineralized material of Kimber and the Subsidiaries, taken as a whole, from the amounts disclosed in the Kimber Public Documents.

18.	Property and Mineral Rights; Operations

Except as disclosed in the Disclosure Letter, Kimber and the Subsidiaries are the legal and beneficial owner of all right, title and interest in and to each mining concession, Crown disposition, claim, lease, licence, permit or other right to explore for, exploit, develop, mine, work, recover, extract, procure, produce, carry away, remove or dispose of minerals or any interest therein (“Concessions”) and all interests in real property, including licences, leases, rights of way, surface rights, surface leases, easements, or other real property interests (“Lands”) in the Project. Each Concession is in good standing and each Concession and all of the Lands are held by Kimber or a Subsidiary free and clear of all Encumbrances or defects in title. Kimber or a Subsidiary is lawfully authorized to hold the interests in the Concessions and the Land.

Except as disclosed in the Disclosure Letter:

(a)

each Concession has been properly located, staked, posted, tagged, marked and recorded in compliance with applicable Laws and is comprised of valid and subsisting mineral claims or dispositions in accordance with applicable laws;

(b)	Kimber or a Subsidiary has the exclusive right to deal with the Concessions and the Lands;

(c)	the Project is accurately described in the Kimber Public Documents;

(d)	no person other than Kimber or a Subsidiary has, or to the knowledge of Kimber, claims to have, any interest in the Concessions or the Lands or any right to acquire any such interest;

(e)	there are no earn in rights, rights of first refusal, royalty rights or similar interests, rights or provisions which would affect Kimber’s or a Subsidiary’s interest in the Concessions or the Lands;

(f)	neither Kimber nor any Subsidiary has received any notice, whether written or oral, from any Governmental Entity:

(i)	of any revocation, cancellation or intention to revoke or cancel Kimber’s or a Subsidiary’s interest in the Concessions or the Lands or any part thereof;

(ii)	of any laps of any of the Concessions or the Lands or any part thereof pursuant to any applicable Laws;

(iii)	that there has been a failure to comply with any applicable Laws or any of the terms of any Concession or requiring the remedy of any default in respect of any Concession;

(g)

the Concessions and the Lands are in good standing under applicable Laws, neither Kimber nor any Subsidiary are in default of any of their obligations in relation to the Concessions or the Lands, and all work required to be performed in respect of the Concessions and the Lands has been performed and all Taxes, fees, deposits, deficiency deposits or payments, expenditures, rentals, royalties and other payments in respect thereof have been paid or incurred within the time period prescribed therefore or otherwise required and all statements, reports and other filings in respect thereof have been made, except where the failure to make any such payments would not reasonably be expected to cause any of the Concessions or Lands to lapse or to no longer be in good standing or cause a Material Adverse Change in respect of Kimber;

(h)

Kimber and the Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights-of-way and permits or licences, operations from landowners or Governmental Entities permitting the use of land by Kimber and the Subsidiaries, and mineral interests that are required to exploit the development potential of any of the Lands and the Concessions as contemplated in the Kimber Public Documents filed and available on SEDAR on or before the date hereof and no third party or group holds any such rights that would be required by Kimber or a Subsidiary to develop any of the Lands or any of the Concessions as contemplated in the Kimber Public Documents filed and available on SEDAR on or before the date hereof; and

(i)	all exploration activities have been undertaken in accordance with exploration and development practices consistent with industry standards and in compliance with all applicable Laws.

19.	Authorizations

Kimber and the Subsidiary possess all Authorizations necessary to properly conduct their respective businesses, except for any such Authorizations, the failure of which to possess would not reasonably be expected to result in a Material Adverse Change in respect of Kimber, or would not reasonably be expected to impair the ability of Kimber to perform its obligations hereunder or prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. Each Authorization obtained by Kimber or any Subsidiary is in full force and effect and not subject to any dispute, except for any such dispute that would not reasonably be expected to result in a Material Adverse Change in respect of Kimber, or would not reasonably be expected to materially impair the ability of Kimber to perform its obligations hereunder or prevent or delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. Kimber and the Subsidiaries are in compliance with each of such Authorizations, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change with respect to Kimber, or would not reasonably be expected to materially impair the ability of Kimber to perform its obligations hereunder or prevent or delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. No event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any of such Authorizations.

20.	Environmental

Except for any matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Change in respect of Kimber:

(a)	all facilities and operations of Kimber and the Subsidiaries have been conducted, and are currently, in compliance with all environmental Laws;

(b)

Kimber and the Subsidiaries are in possession of, and in compliance with, all environmental approvals, consents, waivers, permits, orders and exemptions required to own, lease and operate its real property and mineral interests and rights and to conduct its business as it is now being conducted;

(c)

no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Kimber and the Subsidiaries and there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(d)

neither Kimber nor any Subsidiary is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any work, repairs, construction or expenditures;

(e)

to the knowledge of Kimber, there are no actual changes in the status, terms or conditions of any environmental approvals, consents, waivers, permits, orders and exemptions held by Kimber or any Subsidiary or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Kimber or any Subsidiary following the Expiry Time; and

(f)	Kimber and the Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in any liability under any environmental Laws.

21.	Insurance

The property and assets of Kimber are insured against loss or damage by insurable hazards or risks on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses.

22.	Disclosure Controls and Procedures

Kimber has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by Kimber under Applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Applicable Securities Laws in all material respects. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Kimber in the Kimber Public

Documents is accumulated and communicated to the management of Kimber, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

23.	Internal Control Over Financial Reporting

Kimber maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Kimber and the Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Kimber and the Subsidiaries are being made only in accordance with authorizations of management and directors of Kimber and the Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Kimber or the Subsidiaries that could have a material effect on its financial statements. To the knowledge of Kimber, prior to the date of this Agreement: (A) there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of Kimber that are reasonably likely to adversely affect the ability of Invecture to record, process, summarize and report financial information, and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Kimber. Kimber has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of Kimber regarding questionable accounting or auditing matters or questionable payments, or (z) qualified certificates from personnel required to certify as to such matters.

24.	Rights Plans

The Board of Directors has not adopted a shareholder rights plan or a similar plan and Kimber is not a party to what is commonly referred to as a shareholder rights plan agreement.

25.	Reporting Issuer Status

As at the date hereof Kimber is a reporting issuer and is not in default under the securities laws of any Canadian jurisdiction.

26.	Anti-Corruption Laws

Neither Kimber nor any Subsidiary, nor, to the knowledge of Kimber, any director, officer, employee, agent or representative of Kimber or any Subsidiary has, directly or indirectly, in connection with the business of Kimber or any Subsidiary: (i) offered, promised, paid, authorized, or taken any act in furtherance of any such offer, promise, payment or authorization of payment of anything of value, directly or indirectly, to any Government Official or Person of Concern for the purpose of securing discretionary action or inaction or a decision of a Government Official(s), influence over discretionary action of a Government Official(s), or any improper advantage; or (ii) taken any action which is otherwise inconsistent with or prohibited by the substantive prohibitions or requirements of the Corruption of Foreign Public Officials Act (Canada), the United Kingdom Bribery Act 2010, the U.S. Foreign Corrupt Practices Act, or similar applicable Laws of any other jurisdiction prohibiting corruption, bribery and money laundering; and (iii) all contracts and arrangements between Kimber or any Subsidiary and any other person are in compliance with all such Laws. Kimber maintains a Code of Business Conduct and

Ethics applicable to it and Kimber Subsidiaries and their personnel and such other policies, procedures and measures as are appropriate to prevent and detect violations of anti-corruption laws.

For the purpose of this clause, “knowledge” means actual knowledge, awareness of a high probability of the existence of such a circumstance or a belief that such a circumstance exists.

27.	Competition Act (Canada)

Kimber, together with any corporations that it controls (as defined within the Competition Act (Canada)), neither has assets in Canada with an aggregate value of greater than $80,000,000 nor gross revenues from sales in or from Canada generated from assets in Canada of greater than $80,000,000, as determined in accordance with and for the purposes of subsection 110(3) of the Competition Act (Canada).

28.	Investment Canada Act

Kimber does not have assets with an aggregate value in excess of the threshold prescribed under Part IV of the Investment Canada Act for an investment to acquire control of a Canadian business by a “WTO investor” other than a Canadian business that qualifies as a “cultural business” within the meaning of the Investment Canada Act.

29.	Regulatory Approvals

There are no Regulatory Approvals required to be obtained by Kimber in order to complete the Contemplated Transactions.

SCHEDULE D

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) dated September [•], 2013 between Invecture Group, S.A. de C.V. (the “Offeror”), a corporation governed by the laws of [•], and [•], an individual resident in the City of [•] (the “Seller”).

WHEREAS:

A.

The Offeror is concurrently herewith entering into a support agreement (as the same may be amended, modified or supplemented from time to time, the “Support Agreement”) with Kimber Resources Inc. (the “Company”), which provides for, among other things, the Offer;

B.	The Seller is the beneficial owner of, or exercises control or direction over, the Common Shares and options to acquire Common Shares (“Options”) described in Appendix I hereto;

C.

This Agreement sets out the terms and conditions of the Seller’s agreement to (i) support the Offer, (ii) exercise all Options (other than out-of-the money Options) presently or subsequently beneficially owned by the Seller, or over which the Seller exercises control or direction, (iii) deposit or cause to be deposited irrevocably under the Offer all Common Shares presently beneficially owned by the Seller, or over which the Seller exercises control or direction, and all Common Shares subsequently beneficially acquired by the Seller or over which the Seller will have control or direction, including Common Shares acquired upon exercise of Options (collectively, the “Seller’s Securities”), and (iv) surrender for cancellation all out-of-the-money Options on the terms set forth herein; and

D.	The Offeror is relying on the covenants, representations and warranties of the Seller set forth in this Agreement in connection with its execution and delivery of the Support Agreement.

NOW THEREFORE in consideration of the Offeror making the Offer and the premises and covenants and agreements herein contained, the Offeror and the Seller agree as follows:

ARTICLE 1
OFFER

1.1	Offer for Common Shares

The Offeror will publicly announce its intention to make the Offer and make the Offer on the terms and subject to the conditions set out in the Support Agreement.

1.2	Take-Up and Payment

Provided all conditions to the Offer set out in Schedule A to the Support Agreement have been satisfied or waived prior to the Expiry Time, the Offeror will take up and pay for all the Common Shares deposited under the Offer not later than three (3) business days following the time at which it first becomes entitled to take up such securities under the Offer pursuant to applicable Laws. The obligation of the Offeror to take up and pay for the Common Shares under the Offer shall not be subject to any conditions except those conditions set out in Schedule A to the Support Agreement.

1.3	Conditions

The conditions to the making of the Offer are set out in Section [2.1(h)] of the Support Agreement and the conditions of the Offer are set out in Schedule A to the Support Agreement. All such conditions are for the sole benefit of the Offeror and the Offeror may, in its sole discretion, modify or waive any such term or condition, subject to the terms of the Support Agreement.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Seller

The Seller represents and warrants to and in favour of the Offeror as follows as at the date hereof and immediately prior to the time at which the Seller’s Securities are taken up and paid for under the Offer, and acknowledges that the Offeror is relying upon such representations and warranties in connection with the entry into of this Agreement by the Offeror:

(a)

Legal Authority. The Seller has full legal power and authority to execute and deliver this Agreement, to perform all of its obligations hereunder and to consummate the transactions contemplated hereby.

(b)

Ownership, etc. The Seller (i) is the beneficial owner of, or (ii) exercises control and direction over all of the Seller’s Securities. The only securities of the Company legally or beneficially owned by the Seller, or over which the Seller exercises control or direction at the date hereof, including securities which by their terms are exercisable, convertible or exchangeable for Common Shares, are those listed on Appendix I to this Agreement. For greater certainty the term “Seller’s Securities” as used herein, includes the Common Shares and Options listed on Appendix I and Common Shares into which such Options may be converted through the exercise thereof in accordance with their terms. Except for the securities set out in Appendix I, the Seller has no agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Seller or transfer to the Seller of additional securities of the Company (other than any agreements or amendments that the Seller may enter into to facilitate the exercise, cancellation or surrender of its Options, if any, as contemplated under the Support Agreement).

(c)

Good Title. The Common Shares included in the Seller’s Securities, together with any Common Shares issued on exercise of the Options included in the Seller’s Securities, will be transferred to and acquired by the Offeror pursuant to the Offer with good and marketable title, free and clear of any and all Encumbrances. The Seller’s Securities are not subject to any securityholders’ agreement, voting trust or similar agreement or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming a securityholders’ agreement, voting trust or other agreement affecting the Seller’s Securities or the ability of the Seller (or, after the acquisition of the Common Shares, including the Common Shares issued on exercise of the Options included in the Seller’s Securities, by the Offeror pursuant to the Offer, the Offeror) to exercise all ownership rights thereto, including the voting of any Seller’s Securities.

(d)

No Agreements. No Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Seller, or any registered holder of Seller’s Securities or any other Person, of any of the Seller’s Securities, or any interest therein or right thereto, except pursuant to this Agreement.

(e)

No Proceeding Pending. On the date hereof, there is no claim, action, lawsuit, arbitration, mediation or other proceeding to which the Seller is a party or in respect of which it has been served written notice, or to the Seller’s actual knowledge, pending or threatened against the Seller, that relates or could relate to this Agreement or otherwise materially impairs or would reasonably be expected to materially impair the ability of the Seller to consummate the transactions contemplated hereby or the title of the Seller to any of the Seller’s Securities.

(f)

Consents. There is no requirement of the Seller to make any filing with, give any notice to, or obtain any permit, licence, sanction, ruling, order, exemption or consent, approval or waiver of, any Governmental Entity or other Person as a condition to the lawful completion of the Contemplated Transactions or the execution and delivery by the Seller and enforcement against the Seller of this Agreement.

(g)

Non-Contravention. The execution of this Agreement and the performance by the Seller of its obligations hereunder does not (and would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with in any manner, or allow any other Person to exercise any rights under any of the terms or provisions of any agreement, contract or indenture to which the Seller is a party or by which the Seller’s property or the Seller’s Securities are bound, and will not result in the violation by the Seller of any Laws.

(h)

Sophisticated Seller. The Seller has independently and without reliance upon the Offeror, and based on such information as the Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Seller acknowledges that the Offeror has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement.

(i)

Execution and Delivery. This Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller enforceable against it in accordance with its terms except as the enforceability thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditor’s rights generally, (ii) general equitable principles or (iii) limitations under applicable Laws in respect of rights of indemnity, contribution and waiver of contribution.

2.2	Representations and Warranties of the Offeror

The Offeror represents and warrants in favour of the Seller as follows as at the date hereof and immediately prior to the time at which the Common Shares included in the Seller’s Securities are taken up and paid for under the Offer, and acknowledges that the Seller is relying upon these representations and warranties in connection with the entry into of this Agreement by the Seller:

(a)

Existence and Authorization. The Offeror is validly existing under the laws of its jurisdiction of incorporation and has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder and under the Support Agreement.

(b)

Execution and Delivery. This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation, enforceable by the Seller against the Offeror in accordance with its terms, except as the enforceability thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditor’s rights generally, (ii) general equitable principles or (iii) limitations under applicable Laws in respect of rights of indemnity, contribution and waiver of contribution.

(c)

Non-Contravention. This Agreement does not (and would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of, or conflict with in any manner, or allow any other Person to exercise any rights under any of the terms or provisions of the constating documents and/or by-laws of the Offeror or any agreement, contract or indenture to which it is a party or by which it or any of its property or assets is bound and will not result in the violation by the Offeror of any Laws.

(d)

Sufficient Funds. The Offeror has sufficient funds, or adequate arrangements (in compliance with Applicable Securities Laws) for financing are in place, to ensure that it will have sufficient funds, to pay the Offer Price in respect of all of the outstanding Common Shares.

(e)

Consents. There is no requirement of the Offeror to make any filing with, give any notice to, or obtain any permit, licence, sanction, ruling, order, exemption or consent, approval or waiver of, any Governmental Entity or other Person as a condition to the lawful completion of the Contemplated Transactions or the execution and delivery by the Offeror and enforcement against the Offeror of this Agreement.

ARTICLE 3
COVENANTS OF THE SELLER

3.1	General

The Seller covenants that from the date hereof until the termination of this Agreement pursuant to 0, the Seller will, subject to Section 0:

(a)

not, directly or indirectly, (i) make, solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing non-public information or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding any Acquisition Proposal, (ii) engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co- operate in any way with, or assist or participate in, knowingly encourage or otherwise facilitate, any effort or attempt by any Person to make any Acquisition Proposal, or (iii) otherwise cooperate in any way with any effort or attempt by any other Person or group to do or seek to do any of the foregoing;

(b)

immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons (other than the Offeror and any of its affiliates or Representatives) conducted heretofore by the Seller or its Representatives with respect to any potential Acquisition Proposal;

(c)

not grant an option on, sell, transfer, pledge, encumber, grant any Encumbrance on or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Seller’s Securities, or any right or interest therein (legal or equitable), to any Person or group (except to the Offeror or any of its affiliates) or agree to do any of the foregoing;

(d)

not grant or agree to grant any proxy, power of attorney or other right to vote the Seller’s Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote with respect to any of the Seller’s Securities;

(e)	not requisition or join in any requisition of any meeting of holders of Common Shares;

(f)

not take any other action of any kind, directly or indirectly, that (i) would make any representation or warranty of the Seller contained herein untrue or incorrect, or (ii) might reasonably be regarded as likely to prevent, impede, delay, interfere, postpone or discourage the successful completion of the Offer or any other Contemplated Transactions;

(g)

exercise all Options (other than out-of–the-money Options or Options being surrendered or cancelled in accordance with Section [2.3] of the Support Agreement) presently or subsequently legally or beneficially owned by the Seller, or over which the Seller exercises control or direction;

(h)	irrevocably waive, and agree not to exercise, any rights of appraisal or rights of dissent that the Seller may have with respect to the Seller’s Securities;

(i)	not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Seller’s Securities pursuant to this 0;

(j)

not commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company or the Offeror or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of the Support Agreement;

(k)

promptly notify the Offeror of the number of any new Common Shares acquired by the Seller after the date hereof and all such new Common Shares shall be deemed Seller’s Securities and subject to the terms of this Agreement as though owned by the Seller as of the date hereof;

(l)	agree with the Company to terminate and cancel any Options not exercised by the Seller prior to the Expiry Time; and

(m)	execute any and all documents and perform any and all commercially reasonable acts required by this Agreement to satisfy all of its obligations hereunder.

3.2	Acknowledgement

The Offeror acknowledges and agrees that the Seller is bound hereunder solely in his or her capacity as a Shareholder and that the provisions hereof shall not be deemed or interpreted to bind the Seller in his or her capacity as a director, officer or employee of the Company. For the avoidance of doubt, nothing in this Agreement shall limit any Person from fulfilling his or her fiduciary duties as a director or officer of the Company.

3.3	Alternative Transaction

If the Offeror concludes after the date of this Agreement that it is necessary or desirable to proceed with an Alternative Transaction in accordance with the provisions of the Support Agreement, then the Seller irrevocably covenants to support the completion of such Alternative Transaction, including, if applicable, by voting the Seller’s Securities in favour of any resolution or resolutions approving such Alternative Transaction; provided that the Alternative Transaction is not materially prejudicial to the Shareholders. In the event of any proposed Alternative Transaction, the references in this Agreement to the Offer shall be deemed to be changed to “Alternative Transaction” and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

ARTICLE 4
DEPOSIT AND NON-WITHDRAWAL

4.1	Deposit

The Seller irrevocably and unconditionally agrees to deposit or cause to be deposited with the depositary under the Offer all of the Seller’s Securities within 30 days after the commencement of the Offer.

4.2	Non-Withdrawal

Except as otherwise provided in this Agreement, the Seller irrevocably and unconditionally agrees that, except with the prior written consent of the Offeror, neither it nor any Person or entity acting on its behalf will withdraw or take any action to withdraw any of the Seller’s Securities deposited under the Offer in accordance with Section 0 notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise that it may have unless this Agreement is terminated in accordance with its terms prior to the taking up of the Common Shares included in the Seller’s Securities under the Offer.

ARTICLE 5
TERMINATION OF AGREEMENT

5.1	Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Offeror and the Seller;

(b)	by the Offeror by written notice to the Seller if the Seller is in material breach of any representation, warranty or covenant of the Seller contained herein; or

(c)	by the Seller upon written notice to the Offeror if:

(i)	the Offeror has not mailed the Offer Documents by the Latest Mailing Time; or

(ii)	the Offeror is in material breach of any representation, warranty or covenant of the Offeror contained herein.

This Agreement shall be automatically terminated if (a) the Support Agreement is terminated in accordance with its terms, or (b) the Offer has been terminated, withdrawn or expired or the Outside Date has occurred, in each case without the Common Shares deposited thereunder having been taken up and paid for by the Offeror.

5.2	Effect of Termination

If this Agreement is terminated pursuant to 0, there shall be no liability or further obligation on the part of any party hereto; provided that nothing in this Section 0 shall release the parties to this Agreement of liability for breach of any representation, warranty or covenant of this Agreement occurring prior to the termination hereof.

ARTICLE 6
GENERAL

6.1	Disclosure

Except as required by Laws or applicable stock exchange requirements, the Seller shall not make any public announcement or statement with respect to the Offer or this Agreement without the prior approval of the Offeror. Moreover, in any event, the Seller agrees to provide prior notice to the Offeror of any public announcement by the Seller relating to the Offer or this Agreement and agrees to consult with the Offeror prior to issuing such public announcement. The Seller consents to the Offeror disclosing the existence of this Agreement in any press release or other public disclosure document and consents to a copy of this Agreement being provided to the Company and filed on, or submitted to, the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada on or following the date hereof. The Seller acknowledges and agrees that a summary of this Agreement and the negotiations leading to its execution and delivery will appear in the Offer Documents , in the Directors’ Circular and/or in any other public disclosure document required by Applicable Securities Laws in connection with any Alternative Transaction.

6.2	Withholding

The Seller acknowledges that the Company (and the Offeror, as applicable) shall withhold and remit to the relevant Governmental Entity any amounts necessary in compliance with applicable Law and in connection therewith may withhold such number of Common Shares otherwise issuable on the exercise of Options, as may be necessary to satisfy the Company’s withholding obligations under applicable Law.

6.3	Further Assurances

Each of the parties hereto will, from time to time, promptly execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.4	Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior express written consent of the other party. Notwithstanding the foregoing provisions of this Section 0, the Offeror may assign all or any part of its rights or obligations under this Agreement to an affiliate, provided that if such assignment takes place, the Offeror shall continue to be liable to the Seller for any default in performance by the assignee.

6.5	Time

Time shall be of the essence of this Agreement.

6.6	Currency

All sums of money referred to in this Agreement shall mean Canadian funds.

6.7	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as a British Columbia contract. Each of the parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement.

6.8	Entire Agreement and Schedules

This Agreement, including the Appendix hereto, constitutes and comprises the entire agreement and understanding between the parties hereto with regard to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof. The Appendix hereto shall for all purposes form an integral part of this Agreement. The Seller acknowledges having been provided by the Company, and reviewed, a copy of the Support Agreement.

6.9	Amendment

This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto.

6.10	Specific Performance and Injunctions

The Seller recognizes and acknowledges that this Agreement is an integral part of the transactions contemplated in the Offer and that the Offeror would not contemplate making the Offer unless this Agreement was executed, and that a breach by the Seller of any covenants or other commitments or obligations contained in the Agreement will cause the Offeror to sustain injury for which it would not have an adequate remedy at Law for money damages. Therefore, each of the parties hereto agrees that, in the event of such breach, the Offeror will be entitled to the remedy of specific performance of such obligation and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at Law or in equity, and the Seller further agrees to waive any requirement for the security or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Such remedies will not be exclusive remedies for any breach of this Agreement but will be in addition to any other remedy to which the Offeror may be entitled, at Law or in equity.

6.11	Common Shares

References to “Common Shares” and “Seller’s Securities” include any securities into which the Common Shares may be reclassified, subdivided, consolidated or converted and any rights and benefits arising therefrom, including any distributions of securities which may be declared in respect of such securities.

6.12	Headings, etc.

The division of this Agreement into Articles and sections and the insertion of headings are for convenient reference only and do not affect its interpretation.

6.13	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same in person or sending same by overnight courier addressed to the Party to which the notice is to be given at its address for service herein with a copy to be sent to the party by e-mail on or before the next day. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, then the next succeeding business day, in the place of receipt) unless actually received after 4:30 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

The address for service for each of the parties hereto shall be as follows:

(i)	if to the Seller, at the address set out in Appendix I

(ii)	if to the Offeror:

Invecture Group, S.A. de C.V.
Montes Urales 750 Piso 3

CP11000 México, D.F.

Attn: John Detmold and Jose Luis Ramos
E-mail: jdetmold@invecture.com and jose.l.ramos@invecture.com with a copy (which shall not itself constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, P.O. Box 49314
Suite 2600, Three Bentall Centre

Vancouver, BC V7X 1L3

Attn: Bob Wooder
E-Mail: bob.wooder@blakes.com

6.14	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.15	Definitions, Gender and Number

Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to such terms in the Support Agreement. Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

6.16	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

6.17	Expenses

Each of the parties shall bear their own legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement.

6.18	Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of facsimile or email transmission.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the date first written above.

OFFEROR:

Invecture Group, S.A. de C.V.

Per:

Name:

Title:
SELLER:

Witness		Name

APPENDIX I

SELLER’S SECURITIES

NAME:
ADDRESS:

E-MAIL:

	Number of Securities	Exercise Price
Common Shares
Options